

ARMOR HOLDINGS

06 ANNUAL REPORT



FMTV (FAMILY OF MEDIUM TACTICAL VEHICLES)
Armor [illegible] Maneuver Sustainment Vehicle on [illegible] Stewart [illegible] concept demonstrator assisting the [illegible] to [illegible] vehicle requirements.

ARMOR HOLDINGS

TABLE OF CONTENTS



LSAC
The Low Signature Armored Cab adds ballistic and mine-blast protection to the FMTV. The custom-built armored cab can be interchanged with a standard cab in just eight hours and provide enhanced protection from assault-rifle rounds, land mines and artillery fragments.

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

Fiscal 2006 was another strong and successful year for the Company, which strategically and operationally positioned us for new milestones in 2007. We are now a leading tactical wheeled vehicle assembler, and, in our opinion, the premier manufacturer of vehicle armor systems. We provide a diversified and growing ensemble of individual soldier equipment to the U.S. military, and continue to be a leader in the domestic market for law enforcement products in the body armor, duty gear, less-lethal, forensic and other categories. Finally, we believe that we remain the largest producer of commercial armored vehicles in the world. Geopolitical events worldwide appear to indicate that demand for our products will continue to grow.

Our successful acquisition of Stewart & Stevenson was the Company's most important strategic project in 2006. This OEM truck business manufactures the Pinzgauer light vehicle and the Family of Medium Tactical Vehicles (FMTV)—the centerpiece of the U.S. Army's tactical truck fleet. The Army has indicated a need for more than 50,000 units, in addition to the roughly 35,000 units already deployed. This acquired business provides us with substantial incremental forward visibility, and as of March 31, 2007, our backlog

WARREN B. KANDERS
CHAIRMAN & CHIEF EXECUTIVE OFFICER

"We are successfully working to build one of the best defense companies in the world."

HIMARS
The High Mobility Artillery Rocket System travels on the Armor Holdings FMTV platform to deliver firepower wherever needed. We provide 40 enhancements that protect against missile blast, foreign-object debris and toxic fumes from rocket launches.

PHOTO COURTESY U.S. ARMY.

for these vehicles was over $1.5 billion. We have ramped production rates since the acquisition, and have achieved our initial goal of making 35 trucks and 10 trailers per day. Further production increases are planned, which we expect to drive significant earnings accretion in fiscal 2007. This new OEM truck business also has allowed us to become a major vehicle assembler of the Cougar vehicle, a potentially significant component of the U.S. military's Mine Resistant Ambush Protected (MRAP) program.

Our vehicle armor systems business turned in another outstanding performance in fiscal 2006. While fully sustaining our own FMTV truck and other vehicles from a variety of OEMs, we successfully transitioned our production to support AM General's M1151/52 platform from the original M1114 Up-Armored HMMWV (UAH). In fiscal 2007, we anticipate that the Army will continue to replace legacy UAHs that are deployed in Southwest Asia with new M1151/52s. We also have seen a meaningful increase in demand for supplemental armor components throughout the fielded fleet of trucks, including our mechanized protective turret that enhances soldier protection.

Another significant element of our defense business is in individual soldier equipment. We are proud to be a primary supplier to the U.S. military of the MOLLE pack system and Outer Tactical Vest (OTV). We also continue to make notable contributions to the Small Arms Protective Insert (SAPI) and Advanced Combat Helmet (ACH) programs. By continuing to invest in research and development and production expansions for these product lines, we have made significant progress in rapidly growing our participation in these programs during fiscal 2006.

As we look to the future of our defense business, we concentrate on positioning Armor Holdings to be the best industry partner possible for



ROBERT R. SCHILLER
PRESIDENT& CHIEF OPERATING OFFICER



"2006 was another strong and successful year for Armor Holdings"



With increased demand for the FMTV, the Sealy, Texas manufacturing plant of our Aerospace & Defense Group was expanded from approximately 600,000 square feet to 900,000 square feet in 2006.

both vehicle assembly and armor systems. Given the U.S. military's current plans for its tactical wheeled vehicle fleet, we believe that the market opportunity ahead of us is compelling. In addition to robust demand for FMTV, various reset programs across multiple platforms, growing MRAP requirements, and continued HMMWV procurements, we look forward to the beginning of the Joint Light Tactical Vehicle (JLTV) program. With our teaming partners, we expect to submit a highly capable and affordable vehicle that represents an optimized solution to the JLTV mission requirements. With our multi-faceted capabilities, we our pursuit of cutting-edge technologies throughout the safety and security markets. We are especially excited about our new Tensylon™ product, a high-performing and relatively inexpensive ballistic material that we expect to contribute significantly to our composite vehicle armor solutions.

We are successfully working to build one of the best defense companies in the world. While we may be a growing player in a large market, we believe that significant growth opportunities are ahead of us and that



believe that we are ideally positioned to function as a prime contractor, vehicle assembler, and/or armor systems provider across all aspects of the tactical wheeled vehicle market.

Beyond the defense sector, our law enforcement products and mobile security businesses are well positioned in their respective markets. We expect our Products Group to produce stable, predictable cash flows and to continue growing organically. It also remains an excellent platform for tuck-in acquisitions. And we believe that our mobile security business, which is global in scope, is poised for resurgence in 2007.

Finally, we are planning on 2007 capital spending of approximately $100 million to $120 million, which will facilitate capacity expansions across nearly every area of our business to meet anticipated demand growth. We also are committed to investing in research and development, particularly in the area of materials science, so that we can continue

our balance sheet supports continued acquisitions in key markets. We thank you for your continued support and remain committed to driving shareholder value as our first priority.

Warren B. Kanders
CHAIRMAN & CHIEF EXECUTIVE OFFICER

Robert R. Schiller
PRESIDENT & CHIEF OPERATING OFFICER

06 FINANCIAL HIGHLIGHTS

SOFT ARMOR
As one of the world's premier manufacturers of soft body armor, Armor Holdings produces best-of-breed brands to serve every segment of law-enforcement, corrections and military markets worldwide.

INCOME STATEMENT DATA*

	2002	2003	2004	2005	2006
Total Revenues[1]	$305,117	$365,172	$ 979,683	$1,636,930	$2,360,884
Operating Income[1]	$ 38,365	$ 35,729	$ 145,715	$ 215,634	$ 239,481
Income From Continuing Operations	$ 21,337	$ 17,006	$ 80,577	$ 132,510	$ 134,562
Net Income (Loss)[2]	$ (17,689)	$ 10,886	$ 80,539	$ 132,510	$ 134,562
Basic Income From Continuing Operations Per Common Share	$ 0.70	$ 0.61	$ 2.56	$ 3.83	$ 3.80
Diluted Income From Continuing Operations Per Common Share	$ 0.69	$ 0.59	$ 2.44	$ 3.70	$ 3.64
Basic Income (Loss) Per Common Share	$ (0.58)	$ 0.39	$ 2.56	$ 3.83	$ 3.80
Diluted Income (Loss) Per Common Share	$ (0.57)	$ 0.38	$ 2.44	$ 3.70	$ 3.64

BALANCE SHEET DATA*

	2002	2003	2004	2005	2006
Cash & Cash Equivalents	$ 16,551	$ 111,926	$ 421,209	$ 471,841	$ 40,313
Total Assets	$ 367,753	$ 585,626	$1,292,351	$1,462,862	$2,318,111
Working Capital	$ 100,591	$ 168,644	$ 289,578	$ 387,211	$ (94,674)
Long-Term Obligations	$ 5,240	$ 168,508	$ 196,929	$ 206,922	$ 600,278
Stockholders' Equity	$ 288,077	$ 295,365	$ 565,196	$ 710,582	$ 850,686
Market Capitalization	$ 405,623	$ 743,968	$1,602,159	$1,505,007	$1,949,713
Book Value Per Share**	$ 9.31	$ 10.20	$ 17.11	$ 19.84	$ 22.98
Diluted Weighted Average Number of Shares Outstanding	30,957	28,954	33,025	35,822	37,018

Note 1 — Revenue and operating income for all periods presented represents revenue from continuing operations only, while net income includes income and losses from discontinued operations.

Note 2 — Net income for 2006 and 2005 includes a pre-tax charge of $4 million and $20 million, respectively, for the cost of the ZVE program (See page F76). 2004 net income includes a pre-tax charge of $5 million for the cost of the warranty revision and product exchange program. 2003 and 2002 net inco me (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $22 million and $30 million, respectively.

* In thousands, except per share data.

** Based upon diluted weighted average number of shares outstanding.


$ 305,117
$ 365,172
$ 979,683
$ 1,636,930
$ 2,360,884
02 03 04 05 06
TOTAL REVENUES
[000's]
$ 21,337
$ 17,006
$ 80,577
$ 132,510
$ 134,562
02 03 04 05 06
INCOME FROM CONTINUING OPERATIONS
[000's]
$ 367,753
$ 585,626
$ 1,292,351
$ 1,462,862
$ 2,318,111
02 03 04 05 06
TOTAL ASSETS
[000's]


ARMOR HOLDINGS
STRENGTH

HMMWV ARMOR PROTECTION
Armor Holdings is providing upgraded Frag 5 armor kits for the 14,000 M1114 Up-Armored HMMWVs already produced by the Company for the US military.

A U.S. Army convoy rolls into hostile territory in a distant desert. A police officer patrols the darkened streets of an American city. A foreign dignitary travels a remote roadway in a region of political unrest. And Armor Holdings is there with each of them. Our company's strength is in the design, development and production of survivability solutions to protect individuals and armed forces in harm's way throughout the world.

The year was an eventful one, highlighted by the largest single acquisition in Armor Holdings' history. With the acquisition of Stewart and Stevenson Services our company became a major OEM vehicle supplier to the U.S. military. Other acquisitions included Schroth Safety Products, Integrated Textile Systems, Projectina®, a subsidiary of Swiss-Photonics, and Hiatt & Company. These additions solidified and extended our product lines. And today, we believe that no other company operating in the global security arena offers a broader combination of products, manufacturing capacity and distribution capabilities.

Each of our three business units added to its strengths in 2006. The Aerospace & Defense Group expanded its truck-fabrication facilities by one-third, added 50% more manufacturing space for individual soldier equipment, and expanded and transformed its armor components manufacturing capabilities for ground vehicle survivability systems. Our Products Group capitalized on a full year of its new sales organization, repositioned its body armor brands in order to provide solutions for each business channel, and implemented lean manufacturing strategies at all of its locations. Our Mobile Security Division firmly established its Centigon™ brand name, adopted in 2005.

All told, the achievements of 2006 served to more fully realize our vision of a company horizontally and vertically integrated to offer the products and services that protect lives in the world's most dangerous situations.



AIRCREW SURVIVABILITY
Armor Holdings has earned a reputation as a pioneer in aerospace crash safety and lightweight armor systems. The aerospace team develops crashworthy crew and troop seating systems, airframe and occupant armor, as well as air bags and restr[illegible] provide enhanced occupant pro[illegible] combat survivability.

PHOTO COURTESY U.S. ARMY.

ROBERT F. MECREDY
PRESIDENT, ARMOR HOLDINGS AEROSPACE & DEFENSE GROUP

"We are committed to being the supplier of choice to U.S. and allied armed forces throughout the world."

SURVIVABILITY



The past year brought with it new technologies, new products and new opportunities, spurred largely by growing demand for greater mobility and increased levels of personnel protection by the U.S. and other allied militaries.

The acquisition of Stewart and Stevenson was followed by a markedly efficient integration into our Aerospace & Defense Group. As a prime contractor for the U.S. military's tactical wheeled vehicle fleet, this new operation is highly complementary to our existing vehicle armor system capabilities. Highlighting the year's activities was a significant increase in orders for our Family of Medium Tactical Vehicles (FMTV), which boosted production from approximately 200 to 600 vehicles per month.

Another significant aspect of the Stewart and Stevenson acquisition was the addition of Pinzgauer, a U.K.-based manufacturer of tactical wheeled vehicles for world militaries and emergency services. This, along with the addition of the restraint systems of Schroth Safety Products, creates strong synergies for the Aerospace & Defense Group as well as other Company operations.

In 2006, Armor Holdings also laid the groundwork for compliance with the U.S. Army's new Long-Term Armored Strategy (LTAS) for scalable vehicle armor. In addition, U.S. military activities created increased sales of new armor solutions for the Up-Armored HMMWV and other core products, such as our Small Arms Protective Insert (SAPI), Outer Tactical Vest (OTV) and Advanced Combat Helmet (ACH).

New opportunities arising during the year included a partnership with Lockheed Martin in the competition for the Joint Light Tactical Vehicle (JLTV) and an agreement with Force Protection Industries to assemble the new Cougar vehicle under the MRAP program.

As we pursue these and other opportunities, we continue to realize our vision of becoming the preferred provider to the U.S. and allied militaries for tactical wheeled vehicles and survivability systems.

LARGE

STRIKE FACE

HANDLE WITH CARE

HARD-ARMOR PLATES
Armor Holdings' hard-armor plates, such as the Small Arms Protective Insert (SAPI), add lightweight ballistic protection to soft body armor. In 2006, we produced on average 17,000 SAPI units per month for the U.S. Army, Marine Corps and other services.





During 2006, the U.S. military's budget for the FMTV increased from approximately $450 million to $1.1 billion, boosting production at our Tactical Vehicle Systems Division from approximately 200 to 600 vehicles per month.

DENNIS M. DELLINGER

CHIEF OPERATING OFFICER, AEROSPACE & DEFENSE GROUP

"We are a global $3-plus-Billion company that saves lives. We're extremely proud of that."

ARMOR HOLDINGS®

PROTEC



SAFARILAND® HOLSTERS
Safariland® holsters enjoy a well-earned reputation for exceptional quality and innovative design. In 2006, new Automatic Locking System (ALS) duty and tactical holsters were introduced, offering best-of-breed technology.

In a world of political unrest and ongoing terrorist threats, the need for safety and protection is nearly universal. Both at home and abroad, our Products Group's lines of body armor, duty gear, less-lethal solutions, forensic equipment and related products experienced continued outstanding performance in the global law enforcement market. The acquisition of Projectina®, with its crime-lab products, as well as Hiatt & Company, with its leading line of handcuffs, broadened the Armor Holdings family of law enforcement products. Both are located in European regions that we believe are important to our strategy for future growth.

A new seven-brand strategy for body armor created distinct branding for existing product lines while adding new brands for under-served markets: Bianchi Body Armor™, a ready-to-wear armor solution, SAVVY™ armor, designed specifically for women, and PROTECH® Corrections, armor for the corrections market. In addition, the introduction of the Safariland® Automatic Locking System (ALS™) holsters and PROTECH® Tactical Gear extended our leadership in the duty gear and tactical law-enforcement arenas. In continuing to advance that leadership position, we rely on our ballistics, armor and stab-threat research centers to bring new technologies to the marketplace.

During 2006, our Mobile Security Division invested heavily in establishing the brand name Centigon™ globally. In what we believe to be the world's largest and most experienced armored passenger-vehicle manufacturer, Centigon™ focused on developing armor solutions for the new Chevrolet Suburban and Mercedes S-Class vehicles, which were strongly anticipated by its clientele.

Centigon™ continues to meet the security needs of cash-in-transit operators, governments and private corporations on virtually every continent. New sales offices in Dubai and Hong Kong are capitalizing on the growing solidification of the Centigon™ brand. Geopolitical conditions in South America, Russia, Africa, Asia, Europe and the Middle East are expected to keep Centigon™ positioned as the world's premier provider of armored passenger vehicles.

The Aerospace and Defense Group spearheaded significant developments in individual equipment systems for military markets with the development of the new ECLiPSE line of equipage. We are hopeful it will become the brand of choice upon its launch in 2007. Intensive 2006 research and development activities for our SAPI, OTV, composite armor and other products also are expected to show strong returns in the coming years.


TION

SCOTT O'BRIEN

PRESIDENT, ARMOR HOLDINGS PRODUCTS GROUP

"Our strength in law-enforcement and homeland-security markets transcends wartime-driven fluctuations."



In addition to our concealable armor, the Products Group provides tactical vests, hard armor shields, helmets, less-lethal solutions, duty gear, batons and gloves for the law enforcement market.



GROWTH

CENTIGON™
One of the most popular armored commercial vehicles now in use by government agencies, the Centigon™ armored Chevrolet Suburban is available in various handgun, assault rifle and explosives protection levels. Centigon™ conducts full vehicle tests via independent ballistic laboratories to ensure the highest level of ballistics integrity.

The year 2006 saw Armor Holdings achieve many significant milestones. We believe that the growth we experienced, while gratifying in itself, will lay the groundwork for future significant accomplishments.

Revenues for the Aerospace & Defense Group grew by 59%, to $1.9 billion from $1.2 billion the prior year. Operating income increased by 6%, to $222 million from $208 million in fiscal 2005. At the end of 2006, the group had FMTV on-hand orders scheduled through mid-2008. In the coming year, additional orders are expected to extend one to two years beyond that. This fact alone strengthens our conviction that our $800 million investment in the acquisition of Stewart and Stevenson will stand Armor Holdings and our shareholders in good stead.

The Armor Holdings Products Group realized 2006 revenue growth of 14%, to $324 million from $284 million the prior year. Operating income increased by 112%, to $48 million from $23 million in fiscal 2005. The group's strategy of simultaneously defending and growing its established, core products is largely responsible for these results. Key to that strategy was investing heavily in enhancing the domestic law enforcement sales force and in refining the branding messages of its products. Future growth is expected to be driven by worldwide demand for best-of-breed body armor and equipment, transcending wartime-driven demand cycles.

For 2006, the Mobile Security Division experienced a decline in revenues of 24%, to $106 million from $139 million the prior year. Operating income also declined, by



Among the products manufactured at the Armor Holdings Fairfield, Ohio facility are the armor components for the M1151 HMMWV. Our collaboration with original equipment manufacturers ensures maximum platform performance while optimizing our armor solutions to meet warfighters' requirements.

61%, to $6 million from $14 million in fiscal 2005. These declines can be primarily attributed to the deferral of customer orders in anticipation of the introduction of new Chevrolet Suburban and Mercedes S-Class armored vehicles. Production of these vehicles was delayed while the original equipment manufacturers completed their development of the basic chassis. Both new models were in full production in early 2007 and are expected to spearhead a rebound in sales to approximately 2005 levels.

Looking both backward and forward, we believe it is clear that Armor Holdings is rapidly growing as a global solutions provider of high-end safety, survivability and protective systems for the worldwide defense and security markets.

GARY W. ALLEN

PRESIDENT, ARMOR HOLDINGS MOBILE SECURITY DIVISION

"We will continue to grow by capturing additional market share and expanding geographically."

INNOVATION

In today's high-tech world, there can be no innovation without a significant investment in basic research and development. That's why Armor Holdings has put a pronounced emphasis on developing the technologies that enhance our mission of safety, survivability and protection. Just as important, sharing these technologies across all of our business segments has allowed us to create a vertically integrated system of protection for both individuals and the vehicles that transport them.

The technologies that Centigon™ uses in its U.S. operations to protect passenger vehicles are largely the same as those used by our Aerospace & Defense Group in armoring military vehicles. The breakthroughs made in our law-enforcement body armor also serve those who wear our OTV in battle.

Two main research centers develop core materials that can be used by various company segments in their own product development. The Composite Technology Center in Phoenix, Arizona focuses on advanced, high-strength fibers, fabric architectures, ceramics, films and resins to create lightweight composites. The Flexible Armor Center in Ontario, California investigates new core materials and fabric-layer constructions for flexible body-armor systems. Now in full operation, these centers are complemented by our Stab Center of Excellence in Manchester, U.K.

The 2006 acquisition of Integrated Textile Systems, now known as Tensylon High Performance Materials, brings a very promising new technology to Armor Holdings. Our Tensylon™ ballistic material is a low-cost, high-performance polyethylene polymer that is being developed for use in products throughout Armor Holdings. More cost-effective and environmentally friendly than competing materials, Tensylon™ is expected to bring a new range of benefits to our armor products in the near future.

As a technology-driven Company, Armor Holdings is constantly innovating to create the products of tomorrow that will defeat threats to people throughout the world who cherish safety, peace and freedom.



RF TECH™
The result of years of research and development, Resistance Framing Technology from Safariland® Armorwear® uses an innovative framing system for body armor that significantly improves energy absorption to enhance protection.

RESEARCH AND DEVELOPMEN
Armor Holdings operates multiple a
facilities that pioneer new developm
are shared across all business unit



INDIVIDUAL EQUIPMENT

Armor Holdings offers head-to-toe survivability for the warfighter. As the pioneers of the SAPI plate, the MOLLE system and composite helmets, we are dedicated to providing the highest levels of protection and comfort. Our integrated protective systems include body armor, helmets, load-carrying equipment and aircrew survivability.

ADDITIONAL FINANCIAL OVERVIEW


$(0.57)
$0.38
$2.44
$3.70
$3.64
02 03 04 05 06

DILUTED INCOME (LOSS) PER COMMON SHARE


$(17,689)
$10,886
$80,539
$132,510
$134,562
02 03 04 05 06
$16,551
$111,926
$421,209
$471,841
$40,313
02 03 04 05 06

NET INCOME (LOSS)[1] [000's]

CASH AND CASH EQUIVALENTS [000's]



PINZGAUER VEHICLE
Pinzgauer produces one of the world's most versatile tactical vehicles for military and emergency-services use. Offering all-terrain performance, the Pinzgauer Vehicle is a leader in its class for durability, capacity, agility and value.


$405,623
$743,968
$1,602,159
$1,505,007
$1,949,713
02 03 04 05 06
$288,077
$295,365
$565,196
$710,582
$850,686
02 03 04 05 06

MARKET CAPITALIZATION [000's]

STOCKHOLDERS' EQUITY [000's]


ARMOR
PEER GROUP
RUSSELL 3000
S&P 600 SMALL CAP INDEX
INDEX VALUE
250.00
200.00
150.00
100.00
50.00
0.00
01 02 03 04 05 06

5-YEAR PERFORMANCE GRAPH

The above graph compares the cumulative total stockholder return (stock price appreciation) of our Common Stock with the cumulative return (including reinvested dividends) of the Standard & Poor's 600 SmallCap Index the Russell 3000 Index and certain companies selected in good faith by management which, in management's view, constitute a representative line-of-business comparison (the "Peer Group"). Our returns for the periods since May 2000 have been quoted on the New York Stock Exchange.

The companies comprising the Peer Group are Oshkosh Truck Corp., EDO Corporation, DRS Technologies, Inc., Goodrich Corporation and Alliant Techsystems Inc.

Note 1 — Net income for 2006 and 2005 includes a pre-tax charge of $4 million and $20 million, respectively, for the cost of the Zylon® Vest Exchange ("ZVE") Program. 2004 net income includes a pre-tax charge of $5 million for the cost of the warranty revision and product exchange program. 2003 and 2002 net income (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $22 million and $30 million, respectively.


ARMOR HOLDINGS

06 FINANCIALS



TABLE OF CONTENTS

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, par value $.01 per share ("Common Stock"), is traded under the symbol "AH" on the New York Stock Exchange (the "NYSE"). The following table sets forth the range of high and low sales prices for our Common Stock on the NYSE for the years ended December 31, 2006 and 2005 and for the first quarter of 2007 (through February 22, 2007).

	HIGH	LOW
2007		
1st Quarter – through February 22, 2007	$68.07	$54.16
2006		
4th Quarter	$60.20	$50.16
3rd Quarter	$58.44	$49.85
2nd Quarter	$65.11	$50.63
1st Quarter	$61.69	$41.06
2005		
4th Quarter	$45.59	$40.93
3rd Quarter	$43.86	$38.88
2nd Quarter	$39.93	$33.03
1st Quarter	$47.85	$36.05

HOLDERS

As of February 26, 2007, we had approximately 310 stockholders of record. Only record holders of shares held in "nominee" or street names are included in this number.

DIVIDENDS

We have never declared or paid cash dividends on our Common Stock. Our debt agreements, such as the indenture governing the 2% Convertible Notes, the 8.25% Notes and the Credit Facility, contain certain financial and other covenants that limit, under certain circumstances, our ability to pay dividends or make other distributions to our stockholders. We are permitted to pay dividends and make other distributions to stockholders to the extent we satisfy the conditions, including the financial and other covenants, contained in such documents.

RECENT SALES OF UNREGISTERED SECURITIES

None.

RECENT PURCHASES OF OUR REGISTERED EQUITY SECURITIES

We did not purchase any shares of our Common Stock during the Company's fourth quarter of 2006.

NYSE CORPORATE GOVERNANCE DISCLOSURE

Armor Holdings filed as exhibits to its 2006 Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of Armor Holdings' public disclosure. The 2005 Annual CEO Certification of Armor Holdings required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the CEO was not aware of any violation by Armor Holdings of the NYSE's Corporate Governance listing standards was submitted to the NYSE.

SELECTED FINANCIAL DATA

FINANCIAL OVERVIEW

FIVE-YEAR SUMMARY

The table below sets forth a summary of our results of operations and financial condition as of and for the periods then ended.

	2006	2005	2004	2003	2002
	(Amounts in thousands, except per share amounts)				
Total revenues[1]	$2,360,884	$1,636,930	$979,683	$365,172	$305,117
Operating income[1]	$ 239,481	$ 215,634	$145,715	$ 35,729	$ 38,365
Income from continuing operations	$ 134,562	$ 132,510	$ 80,577	$ 17,006	$ 21,337
Net income (loss)[2]	$ 134,562	$ 132,510	$ 80,539	$ 10,886	$(17,689)
Basic income from continuing operations per share	$ 3.80	$ 3.83	$ 2.56	$ 0.61	$ 0.70
Diluted income from continuing operations per share	$ 3.64	$ 3.70	$ 2.44	$ 0.59	$ 0.69
Basic income (loss) per share	$ 3.80	$ 3.83	$ 2.56	$ 0.39	$ (0.58)
Diluted income (loss) per share	$ 3.64	$ 3.70	$ 2.44	$ 0.38	$ (0.57)

(1) Revenue and operating income for all periods presented represents revenue from continuing operations only, while net income includes income and losses from discontinued operations.

(2) Net income for 2006 and 2005 includes a pre-tax charge of $4 million and $20 million, respectively, for the cost of the ZVE (See Item 3, "Legal Proceedings"). 2004 net income includes a pre-tax charge of $5 million for the cost of the warranty revision and product exchange program. 2003 and 2002 net income (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $22 million and $30 million, respectively.

	2006	2005	2004	2003	2002
	(In thousands)				
Cash and cash equivalents	$ 40,313	$ 471,841	$ 421,209	$111,926	$ 16,551
Total assets	$2,318,111	$1,462,862	$1,292,351	$585,626	$367,753
Working capital	$ (94,674)	$ 387,211	$ 289,578	$168,644	$100,591
Total debt	$ 767,414	$ 496,614	$ 501,128	$191,030	$ 8,188
Long-term obligations	$ 600,278	$ 206,922	$ 196,929	$168,508	$ 5,240
Stockholders' equity	$ 850,686	$ 710,582	$ 565,196	$295,365	$288,077

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "could be" and similar expressions are forward looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved.

Our actual results may differ from those expressed or implied in forward-looking statements. We believe that we are subject to a number of risk factors, including, without limitation: the inherent unpredictability of currency fluctuations; competitive actions, including pricing; the ability to realize cost reductions and operating efficiencies, including the ability to implement headcount reduction programs timely and in a manner that does not unduly disrupt business operations and the ability to identify and to realize other cost-reduction opportunities; general economic and business conditions; our ability to successfully execute changes to operations, such as integration of recent and future acquisitions, without disrupting our operations; and our ability to obtain supplies and raw materials without disruption.

Any forward-looking statements in this report should be evaluated in light of these and other important risk factors listed in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report on Form 10-K including the accompanying Consolidated Financial Statements.

COMPANY OVERVIEW

We are one of three major original equipment manufacturers ("OEM") of tactical wheeled vehicles ("TWV") and a leading diversified manufacturer vehicle armoring systems and life safety and survivability products for the military, law enforcement and commercial markets. We are a prime aerospace and defense contractor on a number of key U.S. military programs, and we also provide a broad portfolio of branded security products. Our customers include domestic and international militaries, law enforcement, security and corrections personnel, government agencies, multinational corporations and individuals. In May 2006, we acquired Stewart & Stevenson Services, Inc. ("Stewart & Stevenson"), which positions us as the leading manufacturer of the Family of Medium Tactical Vehicles ("FMTV") for the U.S. military. The acquisition of Stewart & Stevenson also adds over $1.7 billion to our total backlog of $2.6 billion as of December 31, 2006, which enhances our future sales visibility. Our business consists of three principal segments: our Aerospace & Defense Group, our Products Group and our Mobile Security Division.

Aerospace & Defense Group. The most significant operations within the Aerospace & Defense Group are the manufacturing of FMTV and the armoring of a variety of light, medium and heavy TWV for the military. For example, we design, develop and manufacture ballistic and blast protection armoring systems for a variety of military ground vehicles, including such programs as the "Up-Armored" High Mobility Multi-purpose Wheeled Vehicle ("HMMWV," commonly known as the Humvee) and the Armored Security Vehicle ("ASV"). The Aerospace & Defense Group also supplies life safety and survivability systems to the U.S. military and major aerospace and defense prime contractors. Our core markets are land, marine and aviation safety and military personnel protection.

The Aerospace & Defense Group develops and supplies personnel equipment, including Small Arms Protective Inserts ("SAPI") and other engineered ceramic body armor, helmets, shields and other similar protective and duty equipment. Our products include, among others, Modular Lightweight Load-Carrying Equipment ("MOLLE") systems, Outer Tactical Vests ("OTVs") and Advanced Combat Helmets ("ACH"). We are currently the largest supplier of MOLLE systems for the U.S. Army, which is a modular rucksack that can be configured in a number of ways depending on the needs of the military mission. We also manufacture OTVs which, when used with SAPI plates, provide enhanced protection against bullets, mines, grenades and mortar and artillery shells. SAPI plates have been adopted by the U.S. military as a key element of the protective equipment worn by U.S. troops.

Products Group. Our Products Group manufactures and sells a broad range of high-quality equipment marketed under brand names that are known in the military and law enforcement communities. Products manufactured by this group include concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, handcuffs, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders, backpacks and specialty gloves.

Mobile Security Division. Our Mobile Security Division, operating under the brand name CENTIGON(TM), manufactures, services, and integrates certified armoring systems into commercial vehicles that are designed to protect against varying degrees of ballistic and blast threats on a global basis. We armor a variety of programs that are available commercially, including custom limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles. Our customers in this business include U.S. federal law enforcement, intelligence and diplomatic agencies, foreign heads of state, multinational corporations, as well as high net worth individuals and cash-in-transit operators.

Discontinued Operations

On July 2, 2004, we sold the security consulting division of our subsidiary New Technology Armor, Inc. ("NTI") previously presented in discontinued operations. The remaining division in NTI, consisting primarily of training services, is included as part of the Products Group segment.

Prior to our acquisition of Stewart & Stevenson, it completed the sale of substantially all operating assets and business of its Power Products and Engineered Products segments in January 2006. All remaining costs related to these sales at the time of our acquisition of Stewart & Stevenson have been considered in purchase accounting for the acquisition.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to our Consolidated Financial Statements included in Item 15 of this Form 10-K. We believe our most critical accounting policies include the following:

Revenue recognition. We record Aerospace & Defense Group revenue related to government contracts, which results principally from fixed price contracts, when persuasive evidence of an arrangement exists, the fee is reasonably determinable, the customer has accepted the product and collectibility is probable. All of these conditions are met, in substantially all cases, when the Department of Defense inspector signs the Material Inspection and Receiving Report indicating acceptance and title transfer.

We record revenue of the remaining Aerospace & Defense Group, Products Group and Mobile Security Division when the product is shipped, except for larger commercial contracts typically longer than four months in length. Revenue from large commercial contracts is recognized on the percentage of completion, units-of-work performed method. Should large commercial contracts be in a loss position, the entire estimated loss would be recognized for the balance of the contract at each period end. Current contracts are profitable and returns are minimal and do not materially affect the Consolidated Financial Statements.

We record service revenue as services are provided on a contract-by-contract basis. Revenues from service contracts are recognized over the term of the contract commensurate with the services being provided.

Receivables. Receivables consist of amounts billed and currently due from customers, and unbilled costs and accrued profits primarily related to revenues on long-term contracts that have been recognized for accounting purposes but not yet billed to customers.

Allowance for Doubtful Accounts. We evaluate the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their creditworthiness. This estimate is periodically adjusted when we become aware of specific customers' inability to meet their financial obligations (*e.g.*, bankruptcy filing or other evidence of liquidity problems). As we determine that specific balances will be ultimately uncollectible, we remove them from our aged trial balance.

Inventories. Inventories are stated at the lower of cost or market determined on the actual cost method. Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of advances, performance-based payments and progress payments. Such advances and payments are reflected as an offset against the related inventory balances.

Derivative Instruments and Hedging Activities. We account for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedge Activities" ("SFAS 133") as amended. All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair-value hedge transactions in which we hedge changes in an asset's, liability's, or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. Put options on Company stock are marked to market through the income statement at the end of each period.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and other intangible assets are stated on the basis of cost. The $890 million in goodwill resulting from acquisitions made by us subsequent to June 30, 2001 was immediately subjected to the non-amortization provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). (See also "Impairment" below). The purchase method of accounting for business combinations requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill is tested for impairment annually, or when a possible impairment is indicated, using the fair value based test prescribed by SFAS 142. We performed our annual assessment of goodwill and determined that no impairment existed as of June 30, 2006.

Patents, licenses and trademarks. Patents, licenses and trademarks were primarily acquired through acquisitions accounted for by the purchase method of accounting. Such assets are amortized on a straight-line basis over their useful lives. Certain of these assets with indefinite lives are not amortized.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying Consolidated Financial Statements include the carrying value of long-lived assets, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for potential litigation claims and settlements, potential liabilities related to tax filings in the ordinary course of business, the Vest Exchange Program / Warranty Revision accrual, the defined benefit plan liabilities and contract contingencies and obligations. Actual results could differ from those estimates.

Income taxes. We account for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards, tax credit carryforwards and deductible temporary differences. Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences and operating and capital loss carryforwards will be utilized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that the realization will not occur.

Impairment. Long-lived assets, including certain identifiable intangibles and goodwill are reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, or when other changes occur which might impair recovery of long-lived assets. The method used to determine the existence of an impairment would be discounted operating cash flows estimated over the remaining useful lives of the related long-lived asset or asset groups. Impairment is measured as the difference between fair value and the unamortized cost at the date an impairment is determined.

Comprehensive income. Financial statements of foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange existing at period-end and revenues and expenses are translated at the average monthly exchange rates. The current year change in the accumulated amount, net of tax, is included as a component of comprehensive income.

In accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), we classify our investments in certain equity-based securities as available-for-sale, with unrealized gains and losses excluded from earnings and recorded as a component of comprehensive income or loss. The unrealized holding loss on equity-based securities classified as available-for-sale was $9,000 and $2 million at December 31, 2006 and 2005, respectively. These investments are classified in other assets on the Consolidated Balance Sheets. Declines in fair value below the amortized cost basis of an investment that are determined to be other than temporary are charged to earnings. There were no such other than temporary declines in the years ended December 31, 2006 or 2005.

Stock options and grants. We recognize the cost of equity classified share-based awards on a straight-line basis over the vesting period of the award. Prior to January 1, 2006, we accounted for our stock option plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Excluding modification to stock option agreements, no stock option-based employee compensation cost was recognized in the income statement, as all stock options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" ("FAS 123(R)"), requiring us to recognize expense related to the fair value of our stock option awards. We adopted the fair value recognition provisions of FAS 123(R), using the modified prospective transition method. Under this transition method, compensation cost recognized during 2006 includes: (a) compensation cost for all equity classified share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). Results for prior periods have not been restated. As a result of adopting FAS 123(R) on January 1, 2006, our income before income taxes for the year ended December 31, 2006, was $4 million lower than if we had continued to account for share-based compensation under APB 25.

Prior to the adoption of FAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. Beginning on January 1, 2006, we changed our cash flow presentation in accordance with FAS 123(R), which requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options (windfall tax benefits) to be classified as financing cash flows.

We have estimated the fair value of our option awards granted after January 1, 2006, using a Black-Scholes option pricing model. The expected life of the options granted is management's estimate and represents the period of time that options granted are expected to be outstanding. We currently do not pay dividends. Volatility is based on the historical volatility of our stock price. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of each option grant during the years ended December 31, 2006, 2005 and 2004, is estimated on the date of grant with the following weighted-average assumptions:

	2006	2005	2004
Expected life of option	4.5 yrs	5.2 yrs	4.7 yrs
Dividend yield	0%	0%	0%
Volatility	43.6%	48.5%	50.0%
Risk free interest rate	4.72%	4.03%	3.36%

The weighted average fair value of options granted during the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
	(In thousands, except per share data)		
Fair value of each option granted	$22.81	$ 19.23	$ 15.57
Total number of options granted	114	1,728	979
Total fair value of all options granted	$2,601	$33,229	$15,243

Outstanding options, consisting of incentive and non-qualified stock options, generally vest and become exercisable over a three to five year period from the date of grant. Other options granted are immediately vested, but are subject to lock-up provisions that disallow the recipient from selling the shares until the lock-up expires, which is generally staggered over a seven year period. The outstanding options generally expire seven or ten years from the date of grant or upon retirement from the Company, and are contingent upon continued employment during the applicable seven or ten year period.

If compensation cost for stock option grants had been determined based on the fair value on the grant dates for the years ended December 31, 2005 and 2004, consistent with the method prescribed by SFAS 123, our net earnings and earnings per share would have been adjusted to the pro-forma amounts indicated below:

	2005	2004
	(In thousands, except per share data)	
Net income as reported	$132,510	$80,539
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37,305)	(6,717)
Add: Employee compensation expense for modification of stock option awards included in reported net income, net of income taxes	118	57
Pro-forma net income	$ 95,323	$73,879
Earnings per share:		
Basic – as reported	$ 3.83	$ 2.56
Basic – pro forma	$ 2.75	$ 2.35
Diluted – as reported	$ 3.70	$ 2.44
Diluted – pro forma	$ 2.66	$ 2.24

$15 million of the stock-based employee compensation expense determined under the fair value based method for fiscal 2005 is related to accelerated vesting of certain existing stock options and $22 million is related to certain stock options issued in fiscal 2005.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*. FSP FAS 123(R)-3 provides an alternative transition method for establishing the beginning balance of the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123(R) (the "APIC Pool"). We have elected to adopt the alternative transition method provided in FSP FAS 123(R)-3 for establishing the beginning balance of the APIC Pool. This method consists of a computational component that establishes a beginning balance of the APIC Pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC Pool of employee awards that are fully vested and outstanding upon the adoption of FAS 123(R).

RESULTS OF OPERATIONS

The following table sets forth selected Consolidated Statements of Operations data as a percentage of total revenues for the periods indicated:

	Fiscal Year		
	2006	2005	2004
Revenues:			
Aerospace & Defense	81.8%	74.1%	63.9%
Products	13.7%	17.4%	23.4%
Mobile Security	4.5%	8.5%	12.7%
Total revenues	100.0%	100.0%	100.0%
Cost of revenues	80.4%	76.3%	72.9%
Cost of vest exchange program / warranty revision	0.2%	1.2%	0.5%
Selling, general and administrative expenses	8.3%	8.5%	10.9%
Amortization	1.0%	0.5%	0.4%
Integration	0.1%	0.2%	0.3%
Other charges	(0.1)%	0.1%	0.1%
Operating income	10.1%	13.2%	14.9%
Interest expense, net	1.3%	0.4%	0.7%
Other (income) expense, net	(0.2)%	(0.2)%	0.2%
Income from continuing operations before provision for income taxes	9.1%	13.0%	14.0%
Provision for income taxes	3.4%	4.9%	5.8%
Income from continuing operations	5.7%	8.1%	8.2%
Loss from discontinued operations, net of income tax benefit	—	—	0.0%
Net income	5.7%	8.1%	8.2%

FISCAL 2006 AS COMPARED TO FISCAL 2005

Total revenues. Total revenues increased $724 million, or 44%, to $2.4 billion for the year ended December 31, 2006, compared to $1.6 billion for the year ended December 31, 2005. For the year ended December 31, 2006, total revenue increased 15% internally, including period-over-period changes in acquired businesses, and 29% from acquisitions, with no effect from foreign currency movements. Internal revenue growth (decline) represents period-over-period increases or decreases in acquired companies' current year revenues since the date of acquisition (or up to the anniversary date in the year subsequent to acquisition) versus the comparable prior year period from businesses that were either owned or acquired by us during the periods presented. Our calculation of internal revenue growth takes into consideration pro-forma revenue for relevant periods of acquired entities in determining period-over-period growth.

Aerospace & Defense revenues. Aerospace & Defense revenues increased $717 million, or 59%, to $1.9 billion for the year ended December 31, 2006, compared to $1.2 billion for the year ended December 31, 2005. Aerospace & Defense revenues increased 22% internally, including period-over-period changes in acquired businesses and increased $447 million, or 37%, from 2006 acquisitions, most notably Stewart & Stevenson in May 2006. Internal growth was primarily due to the following factors:

(1) We experienced strong demand for the Up-Armored HMMWV, including spare part revenues, as we shipped 10,037 Up-Armored HMMWVs (includes both M1114 and M1151/52 models) in the year ended December 31, 2006, compared to 7,188 for the year ended December 31, 2005, a 40% increase. This increase was partially offset by a 20% decrease in armor components for fielded vehicles including add-on armor kits for the light, medium and heavy tactical truck fleets, compared to the year ended December 31, 2005.

(2) During the year ended December 31, 2006, we shipped 3,539 FMTV trucks subsequent to the May 25, 2006, Stewart & Stevenson closing date. This compares with 1,551 FMTV trucks shipped by Stewart & Stevenson in the same period last year as we continue to increase production to meet customer demand.

(3) SAPI plate volume increased as a result of increasing requirements by the U.S. military, the ability of our production base to increase capacity, and our ability to qualify additional sources of supply.

(4) OTV units, helmet units, and MOLLE revenue increased due to an increase in demand spurred by the continuing conflict in the Middle East.

Products revenues. Products revenues increased $40 million, or 14%, to $324 million for the year ended December 31, 2006, compared to $284 million for the year ended December 31, 2005. For the year ended December 31, 2006, revenue increased 5% internally, including period-over-period changes in acquired businesses and increased $26 million, or 9%, from the acquisition of the law enforcement business of Second Chance, acquired in July 2005, Projectina, acquired in April 2006, and Hiatts, acquired in July 2006. Internal growth was primarily driven by strong domestic sales of body armor resulting primarily from our investment in an expanded sales force. Also, contributing to the internal growth were strong sales within our automotive and forensics' product lines. This overall growth was offset in part by declining international sales of body armor into Iraq.

Mobile Security revenues. Mobile Security revenues decreased $33 million, or 24%, to $106 million for the year ended December 31, 2006, compared to $139 million for the year ended December 31, 2005. Commercial vehicle shipments decreased 12%, to 1,450 vehicles for the year ended December 31, 2006, compared to 1,644 vehicles for the year ended December 31, 2005. The Mobile Security's internal revenue decline was primarily the result of model year changes for the Suburban and the S-Class Mercedes and delayed spending by governmental buyers, including the Iraqi government.

Gross margins. Margins increased $75 million, or 19%, to $463 million for the year ended December 31, 2006, compared to $388 million for the year ended December 31, 2005. As a percentage of total revenues, margins decreased to 19.6% of total revenues for the year ended December 31, 2006, from 23.7% for the year ended December 31, 2005.

Gross margins in Aerospace & Defense were 16.3% for the year ended December 31, 2006, compared to 20.7% for the year ended December 31, 2005. This reduction was primarily due to the acquisition of Stewart & Stevenson, which operates at lower gross margins.

Gross margins in Products were 39.4% for the year ended December 31, 2006, compared to 37.0% for the year ended December 31, 2005. Gross margin improvement reflects select selling price increases, continued expansion of lean manufacturing initiatives, increased utilization of our lower-cost manufacturing plants, and improved outsourcing of externally manufactured products.

Gross margins in Mobile Security were 19.0% in the year ended December 31, 2006, compared to 22.7% for the year ended December 31, 2005. The decrease in margins was primarily due to decreased overhead absorption caused by reduced production throughput, as well as a less profitable sales mix.

Costs of exchange program/warranty revision. As a result of our voluntary Zylon® Vest Exchange Program relating to our Zylon®-vests, we recorded a pre-tax charge of $4 million and $20 million in the years ended December 31, 2006 and 2005, respectively. The $4 million charge incurred in 2006 resulted from higher redemption rate estimates on our existing Zylon® vest replacement program. The $20 million charge incurred in 2005 includes originally estimated exchange program costs and inventory write-offs. This liability has been classified in accrued expenses and other current liabilities on the Consolidated Balance Sheet.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $57 million, or 41%, to $197 million (8.3% of total revenues) for the year ended December 31, 2006, compared to $139 million (8.5% of total revenues) for the year ended December 31, 2005. The increase was primarily due to the acquisitions of Stewart & Stevenson, Second Chance Body Armor and Projectina, which added $33 million; increased selling and marketing expenses; increased research and development expense; and increased legal related expenses.

Aerospace & Defense selling, general and administrative expenses increased $37 million, or 101%, to $73 million (3.8% of Aerospace & Defense revenues) for the year ended December 31, 2006, compared to $37 million (3.0% of Aerospace & Defense revenues) for the year ended December 31, 2005. The increase in selling, general and administrative expenses was primarily due to the acquisition of Stewart and Stevenson, increased research and development expense, increased legal related expenses, and other administrative expenses as a result of the increased size of the business. We expect Stewart & Stevenson's operating expenses as a percentage of sales to decrease over the next 12 months as we eliminate overhead associated with Stewart & Stevenson's legacy businesses, which have been sold or discontinued and the old public company infrastructure.

Products selling, general and administrative expenses increased $14 million, or 25%, to $72 million (22.1% of Products revenues) for the year ended December 31, 2006, compared to $57 million (20.2% of Products revenues) for the year ended December 31, 2005. This increase reflects the impact of acquisitions, which amounted to $6 million, and our decisions late in 2005 to expand our sales force and increase our investment in sales training and marketing.

Mobile Security selling, general and administrative expenses were flat at $16 million (15.3% of Mobile Security revenues) for the year ended December 31, 2006, compared to $16 million (11.7% of Mobile Security revenues) for the year ended December 31, 2005. Decreased incentive compensation was largely offset by global marketing programs launched with the introduction of the new brand, Centigon. The increase in selling, general and administrative expenses as a percentage of revenues was due primarily to the decrease in revenues.

Corporate general and administrative expenses increased $7 million, or 23%, to $36 million (1.5% of total revenues) for the year ended December 31, 2006, compared to $29 million (1.8% of total revenues) for the year ended December 31, 2005. This increase in general and administrative expenses was primarily associated with increased incentive provisions, higher professional fees, the adoption of FAS 123(R) (expensing of stock options) and an increase in general IT spending.

Amortization. Amortization expense increased $14 million, or 161%, to $22 million for the year ended December 31, 2006, compared to $9 million for the year ended December 31, 2005, primarily due to the acquisition of Stewart and Stevenson in May 2006. Amortization expense is related to patents and trademarks with finite lives, and acquired amortizable intangible assets that meet the criteria for recognition as an asset apart from goodwill under SFAS 141.

Integration. Integration expense decreased $1 million, or 32%, to $3 million for the year ended December 31, 2006, compared to $4 million for the year ended December 31, 2005. Included in integration in fiscal 2006 were charges for the integration of Second Chance, Projectina, Stewart & Stevenson, Hiatts, and Schroth, as well as professional fees and other due diligence costs related to acquisitions that were not consummated. Included in integration in fiscal 2005 were charges primarily related to Kleen-Bore, Specialty Defense, Bianchi, and Second Chance.

Other (credits) charges. Other (credits) charges for the year ended December 31, 2006 included ($2 million) for a reversal of a previously recorded expense relating to an export fine that we recently settled for an inconsequential amount. Other charges for the year ended December 31, 2005 were $1 million.

Operating income. Operating income increased $24 million, or 11%, to $239 million for the year ended December 31, 2006, compared to $216 million in the year ended December 31, 2005, due to the factors discussed above.

Interest expense, net. Interest expense, net, increased $24 million, or 380%, to $30 million for the year ended December 31, 2006, compared to $6 million for the year ended December 31, 2005. This increase is primarily due to the use of the majority of our investment balances to acquire Stewart & Stevenson thus reducing related interest income and adding additional borrowings under our new Credit Facility for the acquisition. In addition, during 2006, we wrote off $5 million of previously capitalized loan costs on our 2% Convertible Notes as during the three months ended March 31, 2006, the average of the closing prices of our common stock on each of the last ten trading days of the quarter exceeded our conversion price of $54.01, effectively accelerating the first put date to the first quarter of 2006.

Other income, net. Other income, net, increased $1 million, or 25%, to $5 million for the year ended December 31, 2006, compared to $4 million for the year ended December 31, 2005. Other income, net for the year ended December 31, 2006, relates primarily to a gain on sale of land, a legal settlement, the expiration of our unexercised 1 million previously announced put option contracts on Company stock and dividends received on our equity based securities. Other income, net, for the year ended December 31, 2005, relates primarily to an increase in the fair market value of our previously announced put option contracts, net of a non-operating asset write-off.

Income before provision for income taxes. Income before provision for income taxes increased $1 million, or 0.4%, to $214 million for the year ended December 31, 2006, compared to $213 million for the year ended December 31, 2005, due to the factors discussed above.

Provision for income taxes. Provision for income taxes was $80 million for the year ended December 31, 2006, compared to $81 million for the year ended December 31, 2005. The effective tax rate was 37.2% for the year ended December 31, 2006, compared to 37.9% for the year ended December 31, 2005. The decreased tax rate relates primarily to the benefit associated with the reduction in the capital loss carryforward valuation allowance related to the gain on the sale of land, the reversal of a previously non-deductible accrual and an increase in our U.S. manufacturing tax deduction.

Net income. Net income increased $2 million, or 2%, to $135 million in the year ended December 31, 2006, compared to $133 million in the year ended December 31, 2005, due to the factors discussed above.

FISCAL 2005 AS COMPARED TO FISCAL 2004

Continuing Operations

Total revenues. Total revenues increased $657 million, or 67%, to $1,637 million in fiscal 2005, compared to $980 million in fiscal 2004. For fiscal 2005, total revenue increased $527 million, or 54%, internally, including year-over-year changes in acquired businesses, and $131 million, or 13%, due to acquisitions. Internal revenue growth (decline) represents period-over-period increases or decreases in acquired companies' current year revenues since the date of acquisition (or up to the anniversary date in the year subsequent to acquisition) versus the comparable prior year period from businesses that were either owned or acquired by us during the periods presented. Our calculation of internal revenue growth takes into consideration pro-forma revenue for relevant periods of acquired entities in determining period-over-period growth.

Aerospace & Defense Group revenues. Aerospace & Defense Group revenues increased $587 million, or 94%, to $1,213 million in fiscal 2005, compared to $626 million in fiscal 2004. For fiscal 2005, Aerospace & Defense Group revenue increased $518 million, or 83%, internally, including year-over-year changes in acquired businesses and $69 million, or 11%, from the acquisition of Specialty Defense in November 2004 and the OTV business of Second Chance acquired in July 2005. Our calculation of acquired growth is the amount of current year revenue equal to the prior year revenue before our acquisition of the acquired company. Internal growth was primarily due to the following factors:

(1) We experienced strong demand for the Up-Armored HMMWV, including spare part revenues, as we shipped 6,684 M1114 Up-Armored HMMWVs in fiscal 2005, compared to 3,945 in fiscal 2004, a 69% increase.

(2) During fiscal 2005, revenue from add-on armor components for fielded vehicles including add-on armor kits for the light, medium and heavy truck fleet operating in Iraq increased 12%, compared to fiscal 2004.

(3) SAPI plate volume decreased by 25% in fiscal 2005, compared to fiscal 2004. The reduction in volume was a result of a change in requirements by the U.S. military and the resultant need to modify product design and to make adjustments in the supply base. Production and deliveries slowed predominantly as a result of the inability of our industrial base to meet delivery requirements at the new enhanced specifications.

(4) OTV units increased by 65% in fiscal 2005, over fiscal 2004. We experienced 210% unit growth in helmets. Also, our MOLLE revenue increased 19%.

Products Group revenues. Products Group revenues increased $56 million, or 24%, to $284 million in fiscal 2005, compared to $229 million in fiscal 2004. For fiscal 2005, Products Group revenue decreased $6 million, or 3%, internally including period-over-period changes in acquired businesses, and increased $62 million, or 27%, from the acquisitions of Bianchi International, which was completed during the fourth quarter 2004, Kleen Bore, Inc., which was completed during the third quarter of 2004, and the law enforcement business of Second Chance, acquired in July 2005. Internal growth was negative due to the decline in sales of ballistic reinforced enclosures for the nuclear power industry, large one-time, non-recurring sales of ballistic plates in 2004, and a decline in our less lethal business attributable to non-recurring, large government orders. Excluding the acquisition of Second Chance, which was purchased out of bankruptcy and had experienced legal and financial troubles, Products Group internal revenue growth was 0.3%. Also, the growth of body armor slowed domestically due to: (1) industry concerns regarding Zylon® and the NIJ's decertification of all Zylon® containing body armor, and (2) the impact of shortages in the supply of ballistic material.

Mobile Security revenues. Mobile Security Division revenues increased $15 million, or 12%, to $140 million in fiscal 2005, compared to $125 million in fiscal 2004, primarily due to the increasing threat of terrorism. Commercial vehicle shipments increased 17%, to 1,644 vehicles in fiscal 2005 compared to 1,402 vehicles in fiscal 2004. All of Mobile Security Division's revenue growth was internal.

Gross margins. Margins increased $123 million, or 46%, to $388 million for fiscal 2005, compared to $265 million for fiscal 2004. As a percentage of total revenues, gross margin decreased to 23.7% of total revenues for fiscal 2005, from 27.1% for fiscal 2004.

Gross margins in the Aerospace & Defense Group were 20.7% for fiscal 2005, compared to 25.4% for fiscal 2004, primarily due to: (1) lower selling prices on M1114 Up-Armored HMMWVs effective in mid-2004; (2) an increased mix of lower margin armor kits; and (3) a temporary decline in gross margins on SAPI plates due to incremental costs incurred in the design, manufacture and delivery of updated plates.

Gross margins in the Products Group were 37.0% for fiscal 2005, compared to 35.2% for fiscal 2004. The improvement in gross margins is primarily related to product mix, a shift in production to lower cost manufacturing facilities, and additional inventory provisions in 2004.

Gross margins in the Mobile Security Division were 22.7% in fiscal 2005, compared to 20.9% for fiscal 2004. The improvement is a result of an improved product mix and manufacturing efficiencies.

Cost of vest exchange program/warranty revision. As a result of our voluntary Zylon® Vest Exchange Program relating to our Zylon®-vests, we recorded a pre-tax charge of $20 million in fiscal 2005. This charge includes estimated exchange program costs and inventory write-offs. Through December 31, 2005, we incurred $3 million and had a remaining liability of $19 million, which includes $1 million remaining from the superseded 2004 warranty revision and product exchange program. This liability has been classified in accrued expenses and other current liabilities on the Consolidated Balance Sheet at December 31, 2005. As a result of our fiscal 2004 warranty revision and product exchange program relating to our Zylon®-containing vests, we recorded a net pre-tax charge of $5 million, which includes all the legal costs associated with the class action lawsuits settled in 2004. The warranty revision and product exchange program has been superseded by the vest exchange program.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $33 million, or 31%, to $139 million (8.5% of total revenues) for fiscal 2005, compared to $107 million (10.9% of total revenues) for fiscal 2004. The decrease as a percentage of revenues was largely a function of our ability to achieve scale as revenues have increased, and the fourth quarter of 2004 acquisition of Specialty Defense, which operates with lower selling, general and administrative expenses as a percentage of revenues than the Products Group and the Mobile Security Division.

Aerospace & Defense Group selling, general and administrative expenses increased $13 million, or 53%, to $37 million (3.0% of Aerospace & Defense Group revenues) for fiscal 2005, compared to $24 million (3.8% of Aerospace & Defense Group revenues) for fiscal 2004. The increase in selling, general and administrative expenses is due primarily to additional expenses associated as a result of the acquisition of Specialty Defense in November 2004, increased research and development expense, and an increase in administrative expenses as a result of increased production of the M1114 Up-Armored HMMWV, M1151/52 kits and supplemental armor for other military vehicles. The decrease in selling, general and administrative expenses as a percentage of revenue was due to leveraging these expenses over a larger revenue base.

Products Group selling, general and administrative expenses increased $13 million, or 30%, to $57 million (20.2% of Products Group revenues) for fiscal 2005, compared to $44 million (19.3% of Products Group revenues) for fiscal 2004. The increase is primarily due to the impact of acquisitions, which amounted to $11 million of the increase, as well as increased marketing and advertising expenses, and management severance expenses.

Mobile Security Division selling, general and administrative expenses increased $2 million, or 10%, to $16 million (11.7% of Mobile Security Division revenues) for fiscal 2005, compared to $15 million (11.9% of Mobile Security Division revenues) for fiscal 2004. The increase in expense was primarily due to increased research and development costs, increased selling and marketing costs for the roll out of the CENTIGON(TM) brand name, and the negative impact of a weaker U.S. dollar when converting foreign based expenses to U.S. dollars. The increase in expenses as a percentage of revenues was due to the non-recurring nature of the roll-out costs of the CENTIGON(TM) brand name and the additional research and development costs.

Corporate general and administrative expenses increased $5 million, or 21%, to $29 million (1.8% of total revenues) for fiscal 2005, compared to $24 million (2.4% of total revenues) for fiscal 2004. This increase in administrative expenses is associated with the overall growth of the Company, including increased travel expenses, bonus expense, pension expense, accounting fees, legal fees, hiring costs, the acceleration of performance-based, long term restricted stock awards granted to certain executives in 2002, and insurance expenses.

Amortization. Amortization expense increased $4 million, or 103%, to $9 million for fiscal 2005, compared to $4 million for fiscal 2004, primarily due to the amortization of certain intangible assets acquired as part of the acquisitions of Second Chance in July 2005, Bianchi in December 2004 and Specialty Defense in November 2004.

Integration. Integration expense increased $1 million, or 43%, to $4 million for fiscal 2005, compared to $3 million for fiscal 2004. Integration expense in fiscal 2005 primarily included charges for the integration of Second Chance, which was acquired in July 2005, and Specialty Defense and Bianchi, which were acquired in the fourth quarter of 2004. Integration expense in fiscal 2004 primarily included charges for integration related to the acquisitions of Simula and Hatch Imports, which were acquired in the fourth quarter of 2003.

Other charges. Other charges for fiscal 2005 were $1 million. Other charges for fiscal 2004 were $1 million. Other charges in fiscal 2004 included an impairment charge of $1 million to reduce the carrying value of the remaining portion of NTI to its estimated fair value.

Operating income. Operating income increased $70 million, or 48%, to $216 million for fiscal 2005, compared to $146 million in fiscal 2004, due to the factors discussed above.

Interest expense, net. Interest expense, net, decreased $495,000, or 7%, to $6 million for fiscal 2005, compared to $7 million for fiscal 2004. This decrease is primarily due to an increase in interest income generated from the increase in investment yield from higher interest rates and the increase in investment balances primarily resulting from our 2% Convertible Notes offering in the fourth quarter of 2004 and positive operating cash flow. This increase is partially offset by an increase in interest expense as a result of the issuance of the 2% Convertible Notes and the increase in the six-month LIBOR. On September 2, 2003, we entered into interest rate swap agreements that effectively exchanged the 8.25% fixed rate on the 8.25% Notes for a variable rate of six-month LIBOR (4.7% at December 31, 2005, and 2.8% at December 31, 2004), set in arrears, plus a spread of 2.735% to 2.75%.

Other income and expense, net. Other income, net, which was $4 million for fiscal 2005, relates primarily to the expiration of unexercised put option contracts on Common Stock previously sold by us as well as an increase in the fair market value of 1 million new put option contracts on Common Stock we entered into, which expired unexercised in February 2006. Of the $6 million in other income related to the sale of put options on Common Stock in fiscal 2005, $5 million related to the expiration of the 2.5 million unexercised put options. The other income is partially offset by a non-cash asset impairment, loss on disposal of fixed assets and losses related to foreign currency transactions. Other expense, net, of $2 million for fiscal 2004, relates primarily to a non-cash, asset impairment, loss on disposal of fixed assets and losses related to foreign currency fluctuations.

Income before provision for income taxes. Income before provision for income taxes increased $76 million, or 56%, to $213 million for fiscal 2005, compared to $137 million for fiscal 2004, due to the reasons discussed above.

Provision for income taxes. Provision for income taxes was $81 million for fiscal 2005, compared to $56 million for fiscal 2004. The effective tax rate was 37.9% for fiscal 2005, compared to 41.2% for fiscal 2004. The decreased tax rate relates primarily to the non-taxable, fair market gain on put options sold on Company stock in fiscal 2005, and the non-tax deductible charge due to the accelerated vesting of performance based, long-term restricted stock awards during fiscal 2004.

Net income. Net income increased $52 million, or 65%, to $133 million for fiscal 2005, compared to $81 million for fiscal 2004, due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

On May 25, 2006, we terminated our prior senior secured credit facility and entered into a new senior secured credit facility (the "Credit Facility") with Wachovia Bank, National Association, as administrative agent, Bank of America, N.A. and Suntrust Bank, as co-syndication agents, Key Bank National Association and JPMorgan Chase Bank, as co-documentation agents, and the other lenders party thereto.

The Credit Facility establishes a commitment to the Company to provide up to $825 million in the aggregate of loans and other financial accommodations consisting of (i) a five year senior secured revolving credit facility in an aggregate principal amount of up to $425 million (the "Revolving Facility"), (ii) a five year senior secured term loan in an aggregate principal amount of $100 million (the "Term Loan"), and (iii) a thirty day senior secured interim term loan in aggregate principal amount of $300 million (the "Interim Term Loan"). The Revolving Facility, Term Loan and Interim Term Loan make up the "Senior Secured Facilities". The Revolving Facility includes a sublimit of up to an aggregate amount of $75 million in letters of credit and a sublimit of up to an aggregate of $20 million in swing line loans. As of December 31, 2006, we had $253 million in availability under our Credit Facility excluding $23 million in outstanding letters of credit.

All borrowings under the Credit Facility will bear interest at either (i) a rate equal to LIBOR, plus an applicable margin ranging from 0.875% to 1.5%, depending on certain conditions, or (ii) an alternate base rate which will be the higher of (a) the Federal Funds rate plus 0.50% or (b) the Wachovia prime rate, plus an additional margin ranging from 0.0% to 0.25% depending on certain conditions. On December 31, 2006 the interest rate for borrowings under our Credit Facility was 6.62%.

The Credit Facility is guaranteed by certain of our direct and indirect domestic subsidiaries and is secured by, among other things, (a) a pledge of (i) all of the issued and outstanding shares of stock or other equity interests of certain of our direct and indirect domestic subsidiaries, (ii) 65% of the issued and outstanding shares of voting stock or other voting equity interests of certain of Armor's direct and indirect foreign subsidiaries, and (iii) 100% of the issued and outstanding shares of nonvoting stock or other nonvoting equity interests of certain of our direct and indirect foreign subsidiaries pursuant to a pledge agreement delivered in connection with the Credit Facility (the "Pledge Agreement") and (b) a first priority perfected security interest on certain of our domestic assets and certain domestic assets of certain of our direct and indirect domestic subsidiaries pursuant to a security agreement delivered in connection with the Credit Facility (the "Security Agreement").

We have made customary representations, warranties and covenants in the Credit Agreement, Pledge Agreement and Security Agreement. The Credit Facility is subject to customary rights of the lenders and the administrative agent upon the occurrence and during the continuance of an Event of Default, including, under certain circumstances, the right to accelerate payment of the loans made under the Credit Facility and the right to charge a default rate of interest on amounts outstanding under the Credit Facility.

In March 2002, our Board of Directors approved a stock repurchase program authorizing the repurchase of up to a maximum 3.2 million shares of our common stock. In February 2003, the Board of Directors increased this stock repurchase program to authorize the repurchase, from time to time depending upon market conditions and other factors, of up to an additional 4.4 million shares. On March 25, 2005, our Board of Directors increased our existing stock repurchase program to enable us to repurchase, from time to time depending upon market conditions and other factors, up to an additional 3.5 million shares of its outstanding common stock. Through February 22, 2007, we repurchased 3.8 million shares of our common stock under the stock repurchase program at an average price of $12.49 per share, leaving us with the ability to repurchase up to an additional 7.3 million shares of our common stock. We did not repurchase any shares in fiscal 2006 or fiscal 2005. Repurchases may be made in the open market, in privately negotiated transactions utilizing various hedging mechanisms including, among others, the sale to third parties of put options on our common stock, or otherwise. At December 31, 2006, we had 35.5 million shares of common stock outstanding.

During fiscal 2005, we sold put options in various private transactions covering 3.5 million shares of Company stock for $7 million in premiums. During fiscal 2005, put options covering 2.5 million shares of Company stock expired unexercised leaving outstanding put options covering 1 million shares outstanding (2.8% of outstanding shares at December 31, 2005) at a weighted average strike price of $40.00 per share. In February 2006, the remaining outstanding put options covering 1 million shares expired unexercised. Accordingly, we recognized $710,000 in other income, net, in fiscal 2006. In fiscal 2005, we recognized fair value gains of $6 million recorded in other income, net, of which $5 million was recognized on the 2.5 million previously expired and unexercised put options. The fair values of the put options of Company stock are obtained from our counter-parties and represent the estimated amount we would have received or paid to terminate the put options, taking into account the consideration we received for the sale of the put options. We had no outstanding put options on Company stock remaining as of December 31, 2006.

We expect to continue our policy of repurchasing our Common Stock from time to time, subject to the restrictions contained in our Credit Facility; the indenture governing the 8.25% Notes, the indenture governing the 2% Convertible Notes and applicable law. Our Credit Facility permits us to repurchase shares of our Common Stock with no limitation if, on a pro forma basis (as such term is defined in the Credit Facility) after giving effect to a repurchase, (i) our total leverage ratio (as such term is defined in the Credit Facility) is not more than 4.25 to 1.0, (ii) our senior leverage ratio (as such term is defined in the Credit Facility) is no more than 3.00 to 1.0 and (iii) no default or event of default exists or would exist under the Credit Facility after giving effect to such repurchase. As of December 31, 2006 such ratios were 2.82 and 1.11, respectively. Our existing indentures governing the 8.25% Notes and the 2% Convertible Notes also permit us to repurchase shares of our Common Stock, subject to certain limitations, as long as we satisfy the conditions to such repurchase contained therein.

On June 22, 2005, we implemented the 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan authorizes the issuance of up to 2,500,000 shares of our Common Stock. Any shares of our Common Stock granted as restricted stock, performance stock or other stock-based awards will be counted against the shares authorized as one and eight-tenths (1.8) shares for every one share issued in connection with such award. The 2005 Stock Incentive Plan authorizes the granting of stock options, restricted stock, performance awards and other stock-based awards to employees, officers, directors and consultants, independent contractors and advisors of the Company and its subsidiaries. Upon adoption of our 2005 Stock Incentive Plan, we agreed to not grant awards under any of our pre-existing stock incentive plans.

On June 22, 2004, our stockholders approved an amendment to our Certificate of Incorporation, as amended, that increased the number of shares of our authorized capital stock to 80,000,000, of which 75,000,000 shares are designated as Common Stock and 5,000,000 shares are designated as preferred stock.

On October 29, 2004, we completed the placement of the 2% Convertible Notes, due November 2024. On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. The 2% Convertible Notes provide the holders with a seven year put option and are guaranteed by most of our domestic subsidiaries on a senior subordinated basis. The 2% Convertible Notes were initially rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. The 2% Convertible Notes provide for interest at a rate of 2.00% per year, payable on November 1 and May 1 of each year beginning on May 1, 2005, and ending on November 1, 2011. The 2% Convertible Notes provide for accretion of the principal amount beginning on November 1, 2011, at a rate that provides holders with an aggregate annual yield to maturity of 2.00%, as defined in the agreement. The 2% Convertible Notes provide for interest during any six-month period beginning November 1, 2011, of 15 basis points paid in cash if the average trading price of the notes is above certain levels. The 2% Convertible Notes are convertible, at the bond holder's option at any time, initially at a conversion rate of 18.5151 shares of our common stock per $1,000 principal amount of notes, which is the equivalent conversion price of approximately $54.01 per share, subject to adjustment. Upon conversion, we are obligated to satisfy our conversion obligation with respect to the accreted principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock. The conversion rate is subject to adjustment, without duplication, upon the occurrence of any of the following events: (1) stock dividends in common stock, (2) issuance of rights and warrants, (3) stock splits and combinations, (4) distribution of indebtedness, securities or assets, (5) cash distributions, (6) tender or exchange offers, and (7) repurchases of common stock. In accordance with U.S. GAAP, the 2% Convertible Notes are classified as short term debt as they can be converted at any time prior to maturity.

On August 12, 2003, we completed a private placement of $150 million aggregate principal amount of the 8.25% Notes. The 8.25% Notes are guaranteed by most of our domestic subsidiaries on a senior subordinated basis. The 8.25% Notes were sold to qualified institutional investors in reliance on Rule 144A of the Securities Act of 1933, as amended, and to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended. In 2004, after the completion of the private placement of the 8.25% Notes, we conducted an exchange offer pursuant to which holders of the privately placed 8.25% Notes exchanged such notes for 8.25% Notes registered under the Securities Act of 1933, as amended. The 8.25% Notes were initially rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. On March 29, 2004, we completed a registered exchange offer for the 8.25% Notes and exchanged the 8.25% Notes for new 8.25% Notes that were registered under the Securities Act of 1933, as amended.

On September 2, 2003, we entered into interest rate swap agreements, which have been designated as fair value hedges as defined under SFAS 133 with a notional amount totaling $150 million. The agreements were entered into to exchange the fixed interest rate on our 8.25% Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth day of February and August. The agreements are subject to other terms and conditions common to transactions of this type. In accordance with SFAS 133, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. At December 31, 2005, there was a $1 million asset included in other assets, which, as a result of the change in fair value, is a $283,000 hedge asset at December 31, 2006. The agreements are deemed to be a perfectly effective fair value hedge, and, therefore, qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements.

As of December 31, 2006, we were in compliance with all of our negative and affirmative covenants contained in the Credit Facility and the indentures governing the 8.25% Notes and the 2% Convertible Notes.

Working capital was ($95) million and $387 million as of December 31, 2006 and 2005, respectively. The decrease in working capital is a function of the reduction in cash from the purchase of Stewart & Stevenson and the increase in accrued liabilities from unearned revenue at Stewart & Stevenson. In addition, the short-term classification of our $344 million in Convertible Notes due November 1, 2024, in accordance with U.S. GAAP, reduces our working capital at both year ends.

Net cash provided by operating activities was $139 million for fiscal 2006, compared to $135 million for fiscal 2005. Net cash provided by operating activities increased as a result of a reduction in uses of working capital. Net cash used in investing activities was $825 million for fiscal 2006, compared to $102 million for fiscal 2005. The increase was primarily due to the acquisition of Stewart & Stevenson and increased capital expenditures to support the revenue growth in the Aerospace & Defense Group. Net cash provided by financing activities was $254 million for fiscal 2006, compared to $19 million for fiscal 2005. The increase was primarily due to increased borrowings under our new Senior Credit facility.

Our capital expenditures for fiscal 2006, were $34 million. Such expenditures included additional manufacturing, office space, manufacturing machinery and equipment, leasehold improvements, information technology and communications infrastructure equipment. Our fiscal 2007 capital expenditures are expected to be approximately $100 to $120 million.

We anticipate that the cash on hand, cash generated from operations, and available borrowings under the Credit Facility will enable us to meet liquidity, working capital and capital expenditure requirements during the next 12 months. We may, however, require additional financing to pursue our strategy of growth through acquisitions, and we are continuously exploring alternatives. If such financing is required, there are no assurances that it will be available, or if available, that it can be obtained on terms favorable to us or on a basis that is not dilutive to our stockholders.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (" FIN 48"), an interpretation of FASB Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes"("SFAS 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company is currently evaluating the effect of FIN 48 on the Company's Consolidated Financial Statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

Recently Adopted Standards.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This Statement, effective for December 2006, requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

This statement results in changes in the balance sheet recognition of defined benefit plans but does not change the measurement of plan assets and obligations and the measurement of benefit expense in the statement of income. In accordance with the Statement, prior period Consolidated Financial Statements were not restated. See Note 19 in our Consolidated Financial Statements for a comparison of assets and liabilities related to defined benefit plans in the Company's 2006 Consolidated Balance Sheet, compared with their recognition in the 2005 Consolidated Balance Sheet under the prior rules.

Further, under this Statement, before the end of 2008, we must change our current October measurement date for valuation of plan assets and projected benefit obligations to our December fiscal year-end date for one of our noncontributory defined benefit pension plan.

INFLATION

We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our revenue or profitability. Historically, we have been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

OFF BALANCE SHEET ARRANGEMENTS

On September 24, 2004, we entered into an off-balance sheet leasing arrangement for an aircraft for Company use. Upon expiration of this lease on September 24, 2009, a subsidiary of the Company has the option to renew the lease at fair market value subject to approval by the lessor, or, buy the aircraft for approximately $10 million, or return the aircraft to the lessor and, under a guarantee, pay any shortfall in sales proceeds from a third party in an amount not to exceed $8 million. Annual rental expense related to this agreement is approximately $1 million. Excluding this leasing arrangement, we do not have any off balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations as of December 31, 2006:

Contractual Obligations	Payment due by period (In thousands)				
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years[1]
Long-term debt obligations	$423,787	$ 4,337	$19,663	$250,580	$149,207
Operating lease obligations	39,865	9,340	12,124	6,490	11,911
Other long-term liabilities	58,027	8,913	19,089	18,537	11,488
Total	$521,679	$22,590	$50,876	$275,607	$172,606

(1) Excludes $342 million of convertible debt outstanding at December 31, 2006. See Note 9 to our Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a result of our global operating and financial activities, we are exposed to changes in raw material prices, interest rates, foreign currency exchange rates and our stock price, which may adversely affect our results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in raw material prices, interest rates, and foreign currency exchange rates through our regular operating and financing activities. We have entered into interest rate swap agreements to reduce our overall interest expense.

MARKET RATE RISK

The following discussion about our market rate risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. For more information see "Forward Looking Statements" contained in Part I of this report. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and equity security price risk as a result of the sale of put options on our Company stock.

Interest Rate Risk. Our exposure to market rate risk for changes in interest rates relates primarily to borrowings under our $150 million senior subordinated notes, our credit facilities and our short-term monetary investments. To the extent that, from time to time, we hold short-term money market instruments, there is a market rate risk for changes in interest rates on such instruments. To that extent, there is inherent rollover risk in the short-term money market instruments as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable, because of the variability of future interest rates and business financing requirements. However, there is only a remote risk of loss of principal in the short-term money market instruments. The main risk is related to a potential reduction in future interest income.

On September 2, 2003, we entered into interest rate swap agreements in which we effectively exchanged the $150 million fixed rate 8.25% interest on the senior subordinated notes for variable rates in the notional amount of $80 million, $50 million, and $20 million at six-month LIBOR, set in arrears, plus 2.75%, 2.75%, and 2.735%, respectively. The agreements involve receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The variable interest rates are fixed semi-annually on the fifteenth day of February and August each year through maturity. The six-month LIBOR rate was 5.38% on February 22, 2007. The maturity dates of the interest rate swap agreements match those of the underlying debt. Our objective for entering into these interest rate swaps was to reduce our exposure to changes in the fair value of senior subordinated notes and to obtain variable rate financing at an attractive cost. Changes in the six-month LIBOR would affect our earnings either positively or negatively. An assumed 100 basis point increase in the six-month LIBOR would increase our interest obligations under the interest rate swaps and Senior Credit facility by approximately $2 million and $3 million, respectively, for a twelve month period.

In accordance with SFAS 133, we designated the interest rate swap agreements as perfectly effective fair value hedges and, accordingly, use the short-cut method of evaluating effectiveness. As permitted by the short-cut method, the change in fair value of the interest rate swaps will be reflected in earnings and an equivalent amount will be reflected as a change in the carrying value of the swaps, with an offset to earnings. There is no ineffectiveness to be recorded. At December 31, 2005, there was a $1 million hedge asset included in other assets, which, as a result of the change in fair value, is a $283,000 hedge asset at December 31, 2006.

We are exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. However, counterparties to these agreements are major financial institutions and the risk of loss due to nonperformance is considered by management to be minimal. We do not hold or issue interest rate swap agreements or other derivative instruments for trading purposes.

Foreign Currency Exchange Rate Risk. The majority of our business is denominated in U.S. dollars. There are costs associated with our operations in foreign countries that require payments in the local currency. Where appropriate and to partially manage our foreign currency risk related to those payments, we receive payment from customers in local currencies in amounts sufficient to meet our local currency obligations. We do not use derivatives or other financial instruments to hedge foreign currency risk.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

We do business in numerous countries, including emerging markets in South America. We have invested resources outside of the United States and plan to continue to do so in the future. Our international operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions. Governments of many developing countries have exercised and continue to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant adverse effect on economic conditions in a developing country or may otherwise have a material adverse effect on us and our operating companies. We do not have political risk insurance in the countries in which we currently conduct business, but periodically analyze the need for and cost associated with this type of policy. Moreover, applicable agreements relating to our interests in our operating companies are frequently governed by foreign law. As a result, in the event of a dispute, it may be difficult for us to enforce our rights. Accordingly, we may have little or no recourse upon the occurrence of any of these developments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters during the periods covered by this Annual Report on Form 10-K.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management, including Warren B. Kanders, Chairman and Chief Executive Officer, and Glenn J. Heiar, Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the Chairman and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures, which are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable Securities and Exchange Commission rules and forms, were effective. Furthermore, our management including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is accumulated and communicated to allow timely decisions regarding required disclosure.

Our management, including our Chairman and Chief Executive Officer and Chief Financial Officer, has also evaluated our internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there has been no such change during the fourth fiscal quarter covered by this annual report.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Armor Holdings, Inc., together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's Consolidated Financial Statements for external reporting purposes in accordance with U.S. GAAP.

As of the end of the Company's 2006 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2006, is effective.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company, (2) provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our Consolidated Financial Statements.

ATTESTATION REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, our independent registered certified public accounting firm that audited the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2006, has audited our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, as stated in their report which appears on page F-24.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below shows the number of options and range of exercise prices we granted to various employees and directors during our fiscal year ended December 31, 2006 under our 2005 Stock Incentive Plan.

Plan Name	Number of Grants	Grant Price Ranges
2005 Stock Incentive Plan	114,000	$45.26 - $57.12

The following table sets forth certain information regarding our equity plans at December 31, 2006.

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted-average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders	3,667,260	$32.92	2,133,500
Equity compensation plans not approved by security holders	—	N/A	0
Total	3,667,260		

We have two non-qualified equity plans, the 2002 Executive Stock Plan and the 1998 Stock Option Plan, that have not been approved by stockholders. The 2002 Executive Stock Plan provides for the grant of a total of 470,000 stock options and stock awards to our key employees. The Board of Directors, or a committee designated by the Board consisting of two or more independent directors, is authorized to set the price and terms and conditions of the options and awards granted under the 2002 Executive Stock Plan. Options under the 2002 Executive Stock Plan are substantially the same as the 2002 Stock Incentive Plan except that we may only grant non-qualified stock options under the 2002 Executive Stock Plan. The 2002 Executive Stock Plan was adopted on March 13, 2002 and all shares available for grant under the 2002 Executive Stock Plan were granted to our executive officers effective March 13, 2002.

The 1998 Stock Option Plan provides for the grant of a total of 725,000 stock options to our key employees. The Board of Directors, or a committee designated by the Board consisting of two or more independent directors, is authorized to set the price and terms and conditions of the options granted under the 1998 Stock Option Plan. Options under the 1998 Stock Option Plan are substantially the same as the Amended and Restated 1996 Stock Option Plan except that we may only grant non-qualified stock options under the 1998 Stock Option Plan. The 1998 Stock Option Plan was adopted on December 7, 1998 and all shares available for grant under the 1998 Stock Option Plan were granted to our executive officers effective January 1, 1999 or, if later, the renewal date of their respective employment agreements.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Stockholders of Armor Holdings, Inc.:

We have completed integrated audits of Armor Holdings, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Armor Holdings, Inc. and its subsidiaries ("the Company") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Managements Annual Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Jacksonville, Florida
February 26, 2007

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND DECEMBER 31, 2005
(IN THOUSANDS, EXCEPT FOR SHARE DATA)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,313	$ 471,841
Accounts receivable (net of allowance for doubtful accounts of $7,903 and $6,763)	303,103	211,281
Unbilled costs and accrued profits	35,130	843
Inventories	314,126	210,517
Deferred income taxes	55,816	21,382
Prepaid expenses and other current assets	23,985	16,705
Total current assets	772,473	932,569
Property and equipment (net of accumulated depreciation of $54,706 and $37,041)	179,676	79,929
Goodwill	977,739	273,696
Patents, licenses and trademarks (net of accumulated amortization of $37,812 and $15,256)	369,242	130,620
Other assets	18,981	46,048
Total assets	$2,318,111	$1,462,862
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 4,337	$ 430
Short-term debt	343,627	344,274
Accounts payable	219,784	90,963
Accrued expenses and other current liabilities	285,581	100,924
Income taxes payable	13,818	8,767
Total current liabilities	867,147	545,358
Long-term debt, less current portion	419,450	151,910
Other long-term liabilities	58,027	10,475
Deferred income taxes	122,801	44,537
Total liabilities	1,467,425	752,280
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 75,000,000 shares authorized; 41,606,499 and 41,347,628 issued; 35,546,277 and 35,287,406 outstanding at December 31, 2006 and December 31, 2005, respectively	417	415
Additional paid-in capital	530,776	525,890
Retained earnings	392,553	257,991
Accumulated other comprehensive loss	(743)	(1,397)
Treasury stock, at cost	(72,317)	(72,317)
Total stockholders' equity	850,686	710,582
Total liabilities and stockholders' equity	$2,318,111	$1,462,862

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

	December 31, 2006	December 31, 2005	December 31, 2004
REVENUES:			
Aerospace & Defense	$1,930,359	$1,213,113	$626,347
Products	324,214	284,363	228,816
Mobile Security	106,311	139,454	124,520
Total revenues	2,360,884	1,636,930	979,683
COSTS AND EXPENSES:			
Cost of revenues	1,897,682	1,248,596	714,192
Cost of vest exchange program/warranty revision	3,600	19,900	5,000
Selling, general and administrative expenses	196,659	139,304	106,555
Amortization	22,484	8,627	4,255
Integration	2,508	3,669	2,558
Other (credits) charges	(1,530)	1,200	1,408
OPERATING INCOME	239,481	215,634	145,715
Interest expense, net	30,155	6,281	6,776
Other (income) expense, net	(5,012)	(4,025)	1,945
INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	214,338	213,378	136,994
PROVISION FOR INCOME TAXES	79,776	80,868	56,417
INCOME FROM CONTINUING OPERATIONS	134,562	132,510	80,577
DISCONTINUED OPERATIONS (NOTE 2):			
LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAX BENEFIT	—	—	(38)
NET INCOME	$ 134,562	$ 132,510	$ 80,539
NET INCOME PER COMMON SHARE – BASIC			
INCOME FROM CONTINUING OPERATIONS	$ 3.80	$ 3.83	$ 2.56
LOSS FROM DISCONTINUED OPERATIONS	0.00	0.00	0.00
BASIC INCOME PER SHARE	$ 3.80	$ 3.83	$ 2.56
NET INCOME PER COMMON SHARE – DILUTED			
INCOME FROM CONTINUING OPERATIONS	$ 3.64	$ 3.70	$ 2.44
LOSS FROM DISCONTINUED OPERATIONS	0.00	0.00	0.00
DILUTED INCOME PER SHARE	$ 3.64	$ 3.70	$ 2.44
WEIGHTED AVERAGE SHARES – BASIC	35,453	34,602	31,419
WEIGHTED AVERAGE SHARES – DILUTED	37,018	35,822	33,025

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(IN THOUSANDS)

	COMMON STOCK SHARES	COMMON STOCK PAR VALUE	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TREASURY STOCK	TOTAL
Balance, December 31, 2003	28,277	$344	$318,460	$ 44,942	$ 3,936	$(72,317)	$295,365
Exercise of stock options and distribution of stock awards	1,797	18	40,582				40,600
Tax benefit from exercises of stock options			4,646				4,646
Issuance of common stock	4,000	40	141,121				141,161
Comprehensive income:							
Net income				80,539			80,539
Foreign currency translation adjustments, net of taxes of $642					2,885		2,885
Total comprehensive income							83,424
Balance, December 31, 2004	34,074	402	504,809	125,481	6,821	(72,317)	565,196
Exercise of stock options and distribution of stock awards	1,213	13	16,289				16,302
Tax benefit from exercises of stock options			4,792				4,792
Comprehensive income:							
Net income				132,510			132,510
Foreign currency translation adjustments, net of taxes of ($728)					(5,022)		(5,022)
Minimum pension liability adjustment, net of taxes of $403					(712)		(712)
Unrealized loss on equity investment					(2,484)		(2,484)
Total comprehensive income							124,292
Balance, December 31, 2005	35,287	415	525,890	257,991	(1,397)	(72,317)	710,582
Exercise of stock options and distribution of stock awards	259	2	1,882				1,884
Tax benefit from exercises of stock options			3,004				3,004
Comprehensive income:							
Net income				134,562			134,562
Foreign currency translation adjustments, net of taxes of $910					7,704		7,704
Minimum pension liability adjustment, net of taxes of $4,110					(6,602)		(6,602)
Elimination of unrealized gain on equity securities upon consolidation					2,475		2,475
Total comprehensive income							138,139
Adjustment to initially apply FASB Statement 158, net of tax $1,731					(2,923)		(2,923)
Balance, December 31, 2006	35,546	$417	$530,776	$392,553	$ (743)	$(72,317)	$850,686

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(IN THOUSANDS)

	Year Ended		
	December 31, 2006	December 31, 2005	December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income from continuing operations	$ 134,562	$ 132,510	$ 80,577
Adjustments to reconcile income from continuing operations to cash provided by operating activities:			
Depreciation and amortization	47,042	22,408	15,051
Loss on disposal of fixed assets	307	934	864
Gain on sale of land	(2,206)	—	—
Deferred income taxes	9,271	(3,411)	4,006
Non-cash termination charge	—	—	1,408
Non-cash restricted stock charges	—	—	6,294
Non-cash SERP expense	2,900	2,427	—
Windfall tax benefit of stock options	(3,005)	—	—
Fair value gain on put options	(710)	(5,905)	—
Changes in operating assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(17,962)	(35,390)	(89,603)
(Increase) decrease in unbilled costs and accrued profits	(34,287)	50	(893)
Increase in inventories	(16,625)	(31,135)	(73,106)
Increase in performance based payment	(46,601)	—	—
Decrease (increase) in prepaid expenses and other assets	517	23,541	(22,075)
Increase in accounts payable, accrued expenses and other current liabilities	66,884	24,288	77,418
(Decrease) increase in income taxes payable	(1,556)	4,558	17,324
Net cash provided by operating activities from continuing operations	138,531	134,875	17,265
Net cash used in operating activities from discontinued operations	—	—	(407)
Net cash provided by operating activities	138,531	134,875	16,858
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(34,049)	(15,593)	(19,419)
Proceeds from the sale of land	3,440	—	—
Purchase of patents and trademarks	(96)	(1,053)	(112)
Purchase of equity investment	(57)	(31,082)	(5,275)
Proceeds from sale of equity investment	—	—	5,823
Purchase of short-term investment securities	(538,310)	(754,300)	(286,430)
Proceeds from sales of short-term investment securities	538,310	754,300	286,430
Collection of note receivable	428	—	2,175
Financing lease receivable	—	(1,187)	—
Decrease in restricted cash	—	—	2,600
Sale of businesses, net of cash disposed	—	—	125
Additional cash received from sale of business	—	300	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(IN THOUSANDS)
(Continued)

	Year Ended		
	December 31, 2006	December 31, 2005	December 31, 2004
Additional consideration for purchased businesses	(243)	(6,528)	(2,808)
Purchase of businesses, net of cash acquired	(794,739)	(46,805)	(158,442)
Net cash used in investing activities from continuing operations	(825,316)	(101,948)	(175,333)
Net cash used in investing activities from discontinued operations	—	—	(263)
Net cash used in investing activities	(825,316)	(101,948)	(175,596)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the exercise of stock options	2,156	18,902	25,192
Proceeds from sale of put options	—	6,614	—
Proceeds from the issuance of common stock	—	—	142,500
Cash paid for common stock offering costs	—	—	(1,339)
Taxes paid for withheld shares on restricted stock issuances	(430)	(5,642)	(2,585)
Windfall tax benefit of stock options	3,005	—	—
Cash paid for financing costs	(7,232)	—	(6,156)
Increase in bank overdrafts	10,280	—	—
Borrowings of short-term debt	—	—	341,550
Borrowings of long-term debt	100,000	—	—
Repayments of long-term debt	(25,464)	(585)	(34,516)
Borrowings under lines of credit	848,001	13,649	24,588
Repayments under lines of credit	(676,389)	(13,635)	(23,049)
Net cash provided by financing activities from continuing operations	253,927	19,303	466,185
Net cash used in financing activities from discontinued operations	—	—	(125)
Net cash provided by financing activities	253,927	19,303	466,060
Effect of exchange rate changes on cash and cash equivalents	1,330	(1,598)	1,961
Net (decrease) increase in cash and cash equivalents	(431,528)	50,632	309,283
Cash and cash equivalents, beginning of period	471,841	421,209	111,926
Cash and cash equivalents, end of period	$ 40,313	$ 471,841	$ 421,209

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OVERVIEW

We are one of three major original equipment manufacturers ("OEM") of tactical wheeled vehicles ("TWV") and a leading diversified manufacturer vehicle armoring systems and life safety and survivability products for the military, law enforcement and commercial markets. We are a prime aerospace and defense contractor on a number of key U.S. military programs, and we also provide a broad portfolio of branded security products. Our customers include domestic and international militaries, law enforcement, security and corrections personnel, government agencies, multinational corporations and individuals. In May 2006, we acquired Stewart & Stevenson Services, Inc. ("Stewart & Stevenson"), which positions us as the leading manufacturer of the Family of Medium Tactical Vehicles ("FMTV") for the U.S. military. The acquisition of Stewart & Stevenson also adds over $1.7 billion to our total backlog of $2.6 billion as of December 31, 2006, which enhances our future sales visibility. Our business consists of three principal segments: our Aerospace & Defense Group, our Products Group and our Mobile Security Division.

Aerospace & Defense Group. The most significant operations within the Aerospace & Defense Group are the manufacturing of FMTV and the armoring of a variety of light, medium and heavy TWV for the military. For example, we design, develop and manufacture ballistic and blast protection armoring systems for a variety of military ground vehicles, including such programs as the "Up-Armored" High Mobility Multi-purpose Wheeled Vehicle ("HMMWV," commonly known as the Humvee) and the Armored Security Vehicle ("ASV"). The Aerospace & Defense Group also supplies life safety and survivability systems to the U.S. military and major aerospace and defense prime contractors. Our core markets are land, marine and aviation safety and military personnel protection.

The Aerospace & Defense Group develops and supplies personnel equipment, including Small Arms Protective Inserts ("SAPI") and other engineered ceramic body armor, helmets, shields and other similar protective and duty equipment. Our products include, among others, Modular Lightweight Load-Carrying Equipment ("MOLLE") systems, Outer Tactical Vests ("OTVs") and Advanced Combat Helmets ("ACH"). We are currently the largest supplier of MOLLE systems for the U.S. Army, which is a modular rucksack that can be configured in a number of ways depending on the needs of the military mission. We also manufacture OTVs which, when used with SAPI plates, provide enhanced protection against bullets, mines, grenades and mortar and artillery shells. SAPI plates have been adopted by the U.S. military as a key element of the protective equipment worn by U.S. troops.

The Aerospace & Defense Group develops and sells military rotary and fixed-wing aircraft seating systems, helicopter cockpit airbag systems, aircraft armor kits, emergency bailout parachutes and survival equipment worn by military aircrew. The primary customers for these products are the U.S. Army, U.S. Navy, U.S. Marine Corps, Boeing and Sikorsky Aircraft and other major U.S. aircraft manufacturers.

Products Group. Our Products Group, manufactures and sells a broad range of high-quality equipment marketed under brand names that are known in the military and law enforcement communities. Products manufactured by this group include concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, handcuffs, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders, backpacks and specialty gloves.

Mobile Security Division. Our Mobile Security Division, operating under the brand name CENTIGON(TM), manufactures, services, and integrates certified armoring systems into commercial vehicles that are designed to protect against varying degrees of ballistic and blast threats on a global basis. We armor a variety of programs that are available commercially, including custom limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles. Our customers in this business include U.S. federal law enforcement, intelligence and diplomatic agencies, foreign heads of state, multinational corporations, as well as high net worth individuals and cash-in-transit operators.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Discontinued Operations

On July 2, 2004, we sold the security consulting division of our subsidiary New Technology Armor, Inc. ("NTI") previously presented in discontinued operations. The remaining division in NTI, consisting primarily of training services, is included as part of the Products Group segment.

Prior to our acquisition of Stewart & Stevenson, it completed the sale of substantially all operating assets and business of its Power Products and Engineered Products segments in January 2006. All remaining costs related to these sales at the time of our acquisition of Stewart & Stevenson have been considered in purchase accounting for the acquisition.

Significant Accounting Policies

Principles of consolidation. The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. In consolidation, all inter-company balances and transactions have been eliminated. Results of operations of companies acquired in transactions accounted for under the purchase method of accounting are included in the Consolidated Financial Statements from the date of the acquisition.

Cash and cash equivalents. We consider all highly liquid investments with maturities of three months or less, at date of purchase, to be cash equivalents.

Concentration of credit risk. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. We maintain our cash and cash equivalents with what we believe to be high quality banks. During the year, we make periodic investments in AAA rated auction rate securities, which are held in these same banks. There were no investments in auction rate securities at December 31, 2006 or 2005. Amounts held in individual banks may exceed federally insured amounts. Our accounts receivable consist of amounts due from customers and distributors located throughout the world. International product sales generally require cash in advance or confirmed letters of credit on U.S. banks. We maintain reserves for potential credit losses. As of December 31, 2006 and 2005, management believes that, excluding the U.S. military, we have no significant concentrations of credit risk.

Receivables. Receivables consist of amounts billed and currently due from customers.

Allowance for Doubtful Accounts. We evaluate the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their creditworthiness. This estimate is periodically adjusted when we become aware of specific customers' inability to meet their financial obligations (*e.g.*, bankruptcy filing or other evidence of liquidity problems). As we determine that specific balances will be ultimately uncollectible, we remove them from our aged trial balance.

Unbilled costs and accrued profits. Unbilled costs and accrued profits comprise principally amounts of revenue recognized on contracts for which billings had not been presented to the contract owners because the amounts were not billable as of December 31, 2006. All of the December 31, 2006 unbilled costs and accrued profits are with the U.S. Government and are expected to be billed during the first quarter of 2007.

Inventories. Inventories are stated at the lower of cost or market determined on the actual cost method. Pursuant to contract provisions, agencies of the U.S. Government have title to, or a security interest in, inventories related to such contracts as a result of advances, performance-based payments and progress payments. Such advances and payments are reflected as an offset against the related inventory balances.

Fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and the debt outstanding under our Credit Facility approximates fair value at December 31, 2006 and 2005. The fair value of public debt was estimated based on quoted

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

market prices. See the table below for the carrying amount and fair value of our debt as at December 31, 2006 and 2005, respectively.

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
8.25% Senior Subordinated Notes due 2013	$148,349	$156,000	$148,099	$161,250
2.00% Senior Subordinated Convertible Notes due November 1, 2024	341,924	417,678	341,751	341,550
Revolving facility	172,500	172,500	—	—
Term loan	100,000	100,000	—	—

Derivative Instruments and Hedging Activities. We account for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedge Activities" ("SFAS 133") as amended. All derivative instruments are recorded on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedge transactions in which we hedge changes in an asset's, liability's, or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. Put options on Company stock are marked to market through the Consolidated Statement of Operations at the end of each period.

Property and equipment. Property and equipment are carried at cost less accumulated depreciation. Upon disposal of property and equipment, the appropriate accounts are reduced by the related cost and accumulated depreciation. The resulting gains and losses are reflected in the Consolidated Statement of Operations. Depreciation is computed using the straight-line method over the estimated lives of the related assets as follows:

Buildings and improvements	5 – 39 years
Machinery and equipment	3 – 7 years

We assess the recoverability of the carrying amount of our property and equipment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If we determine that the carrying amount of an asset or asset group is not recoverable based upon expected undiscounted future cash flows of the asset or asset group, we record an impairment loss equal to the excess of the carrying amount over the estimated fair value of the asset or asset group.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and other intangible assets are stated on the basis of cost. In addition to the unamortized goodwill at December 31, 2000, the $890 million in goodwill resulting from acquisitions made by us subsequent to June 30, 2001 was immediately subjected to the non-amortization provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The purchase method of accounting for business combinations requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill is tested for impairment annually, or when a possible impairment is indicated, using the fair value based test prescribed by SFAS 142. We performed our annual assessment of goodwill and determined that no impairment existed as of June 30, 2006.

Patents, licenses and trademarks. Patents, licenses and trademarks were primarily acquired through acquisitions accounted for by the purchase method of accounting. Such assets are amortized

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

on a straight-line basis over their useful lives. Certain of these assets with indefinite lives are not amortized. Identifiable intangibles are reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, or when other changes occur which might impair recovery of long-lived assets. The method used to determine the existence of an impairment would be discounted operating cash flows estimated over the remaining useful lives of the related asset or asset groups. Impairment is measured as the difference between estimated fair value and the unamortized cost at the date an impairment is determined.

Deferred charges. Deferred charges consist of costs related to the issuance of certain financing arrangements. Amortization of deferred charges is charged to interest expense over the respective lives of the applicable financing arrangement. Deferred charges are included in other assets on the Consolidated Balance Sheets.

Research and development. Our research and development occurs primarily under fixed-price or cost-plus, government funded contracts as well as Company-sponsored efforts. Research and development costs incurred under contracts with customers are expensed as incurred and are reported as a component of cost of revenues. Revenue from such contracts is recognized as revenue when earned. We recorded revenue of $23 million, $4 million and $8 million from government funded research and development in the years ended December 31, 2006, 2005 and 2004, respectively.

Research and development costs include salaries and benefits of research and development personnel, testing and certification, and other research and development related costs. Research and development costs are included in selling, general and administrative expenses as incurred and for the years ended December 31, 2006, 2005 and 2004, approximated $28 million, $15 million and $9 million, respectively.

Estimates. The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying Consolidated Financial Statements include the carrying value of long-lived assets, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for potential litigation claims and settlements, potential liabilities related to tax filings in the ordinary course of business, the Vest Exchange Program / Warranty Revision accrual, the defined benefit plan liabilities and contract contingencies and obligations. Actual results could differ from those estimates.

Legal and tax contingencies. We are involved in legal and tax proceedings and claims arising from time to time. Management, in connection with outside advisors, periodically assesses liabilities and contingencies in connection with these matters, based on the latest information available. For those matters where it is probable that a loss has been or will be incurred, we record the loss, or a reasonable estimate of the loss, in the Consolidated Financial Statements. As additional information becomes available, estimates of probable losses are adjusted based on an assessment of the circumstances. We believe that the outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the Consolidated Financial Statements.

Income taxes. We account for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards, tax credit carryforwards and deductible temporary differences. Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences and operating and

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

capital loss carryforwards will be utilized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that the realization will not occur.

Revenue recognition. We record Aerospace & Defense Group revenue related to government contracts, which results principally from fixed price contracts, when persuasive evidence of an arrangement exists, the fee is reasonably determinable, the customer has accepted the product and collectibility is probable. All of these conditions are met, in substantially all cases, when the Department of Defense inspector signs the Material Inspection and Receiving Report indicating acceptance and title transfer.

We record revenue of the remaining Aerospace & Defense Group, Products Group and Mobile Security Division when the product is shipped, except for larger commercial contracts typically longer than four months in length. Revenue from large commercial contracts is recognized on the percentage of completion, units-of-work performed method. Should large commercial contracts be in a loss position, the entire estimated loss would be recognized for the balance of the contract at each period end. Current contracts are profitable and returns are minimal and do not materially affect the Consolidated Financial Statements.

We record service revenue as services are provided on a contract-by-contract basis. Revenues from service contracts are recognized over the term of the contract commensurate with the service being provided.

Warranty. Warranty costs are generally recorded as a component of cost of revenues and accrued expenses in our Consolidated Financial Statements. The amount recognized is based on historical claims cost experience. See Note 23 regarding our Zylon® Vest Exchange ("ZVE") Program/warranty revision and product exchange program related to our Zylon®-containing vests.

Advertising. We expense advertising costs in the period in which they are incurred.

Earnings per share. Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding considering the effects of all potentially dilutive common stock equivalents, principally options, except in cases where the effect would be anti-dilutive.

Comprehensive income. Financial statements of foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange existing at period-end and revenues and expenses are translated at the average monthly exchange rates. The current year change in the accumulated amount, net of tax when applicable, is included as a component of comprehensive income.

In accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), we classify our investments in certain equity-based securities as available-for-sale, with unrealized gains and losses excluded from earnings and recorded as a component of comprehensive income or loss. The unrealized holding loss on equity-based securities classified as available-for-sale was $9,000 and $2 million at December 31, 2006 and 2005, respectively. These investments are classified in other assets on the Consolidated Balance Sheets. Declines in fair value below the amortized cost basis of an investment that are determined to be other than temporary are charged to earnings. There were no such other than temporary declines in the years ended December 31, 2006 or 2005.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Recently Adopted Standards.

Defined Benefit Pension and Other Postretirement Plans. In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." ("SFAS 158") This Statement, effective for December 2006, requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

This statement results in changes in the balance sheet recognition of defined benefit plans but does not change the measurement of plan assets and obligations and the measurement of benefit expense in the statement of income. In accordance with SFAS 158, prior period Consolidated Financial Statements were not restated. See Note 19 for a comparison of assets and liabilities related to defined benefit plans in the Company's 2006 Consolidated Balance Sheet, compared with their recognition in the 2005 Consolidated Balance Sheet under the prior rules.

Further, under SFAS 158, before the end of 2008, we must change our current October measurement date for valuation of plan assets and projected benefit obligations to our December fiscal year-end date for the Simula noncontributory defined benefit pension plan.

Stock options and grants. We recognize the cost of equity classified share-based awards on a straight-line basis over the vesting period of the award. Prior to January 1, 2006, we accounted for our stock option plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Excluding modification to stock option agreements, no stock option-based employee compensation cost was recognized in the income statement, as all stock options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" ("FAS 123(R)"), requiring us to recognize expense related to the fair value of our stock option awards. We adopted the fair value recognition provisions of FAS 123(R), using the modified prospective transition method. Under this transition method, compensation cost recognized during 2006 includes: (a) compensation cost for all equity classified share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). Results for prior periods have not been restated. As a result of adopting FAS 123(R) on January 1, 2006, our income before income taxes for the year ended December 31, 2006, was $4 million lower than if we had continued to account for share-based compensation under ABP 25.

Prior to the adoption of FAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. Beginning on January 1, 2006, we changed our cash flow presentation in accordance with FAS 123(R), which requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options (windfall tax benefits) to be classified as financing cash flows.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

We have estimated the fair value of our option awards granted after January 1, 2006, using a Black-Scholes option pricing model. The expected life of the options granted is management's estimate and represents the period of time that options granted are expected to be outstanding. We currently do not pay dividends. Volatility is based on the historical volatility of our stock price. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of each option grant during the years ended December 31, 2006, 2005 and 2004, is estimated on the date of grant with the following weighted-average assumptions:

	2006	2005	2004
Expected life of option	4.5 yrs	5.2 yrs	4.7 yrs
Dividend yield	0%	0%	0%
Volatility	43.6%	48.5%	50.0%
Risk free interest rate	4.72%	4.03%	3.36%

The weighted average fair value of options granted during the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
	(In thousands, except per share data)		
Fair value of each option granted	$22.81	$ 19.23	$ 15.57
Total number of options granted	114	1,728	979
Total fair value of all options granted	$2,601	$33,229	$15,243

Outstanding options, consisting of incentive and non-qualified stock options, generally vest and become exercisable over a three to five year period from the date of grant. Other options granted are immediately vested, but are subject to lock-up provisions that disallow the recipient from selling the shares until the lock-up expires, which is generally staggered over a seven year period. The outstanding options generally expire seven or ten years from the date of grant or upon retirement from the Company, and are contingent upon continued employment during the applicable seven or ten year period.

If compensation cost for stock option grants had been determined based on the fair value on the grant dates for the years ended December 31, 2005 and 2004, consistent with the method prescribed by SFAS 123, our net earnings and earnings per share would have been adjusted to the pro-forma amounts indicated below:

	2005	2004
	(In thousands, except per share data)	
Net income as reported	$132,510	$80,539
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37,305)	(6,717)
Add: Employee compensation expense for modification of stock option awards included in reported net income, net of income taxes	118	57
Pro-forma net income	$ 95,323	$73,879
Earnings per share:		
Basic – as reported	$ 3.83	$ 2.56
Basic – pro forma	$ 2.75	$ 2.35
Diluted – as reported	$ 3.70	$ 2.44
Diluted – pro forma	$ 2.66	$ 2.24

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

$15 million of the stock-based employee compensation expense determined under the fair value based method for fiscal 2005 is related to accelerated vesting of certain existing stock options and $22 million is related to certain stock options issued in fiscal 2005.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* FSP FAS 123(R)-3 provides an alternative transition method for establishing the beginning balance of the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123(R) (the "APIC Pool"). The Company has elected to adopt the alternative transition method provided in FSP FAS 123(R)-3 for establishing the beginning balance of the APIC Pool. This method consists of a computational component that establishes a beginning balance of the APIC Pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC Pool of employee awards that are fully vested and outstanding upon the adoption of FAS 123(R).

Discontinued Operations. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), a component classified as held for sale is reported in discontinued operations when the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement for current and prior periods reports the results of operations of the component, including any estimated impairment loss, in discontinued operations. The results of discontinued operations, less applicable income tax expense (benefit), is reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable). The assets and liabilities of a disposal group classified as held for sale are presented separately in the asset and liability sections, respectively, of the statement of financial position. We had no discontinued operations at December 31, 2006 and 2005. See Note 2 for information related to discontinued operations during 2004.

Reclassifications. Certain reclassifications have been made to the 2004 and 2005 Consolidated Financial Statements in order to conform to the presentation adopted for 2006. These reclassifications had no effect on net income or retained earnings.

Recent accounting pronouncements.

In June 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (" FIN 48"), an interpretation of FASB Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes"("SFAS 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company is currently evaluating the effect of FIN 48 on the Company's Consolidated Financial Statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2. DISCONTINUED OPERATIONS

See Note 1 for information related to discontinued operations. The following is a summary of the operating results of the discontinued operations for the year ended December 31, 2004. There were no discontinued operations in the years ended December 31, 2006 and 2005.

	December 31, 2004
	(In thousands)
Revenue	$1,733
Cost of revenues	697
Gross profit	1,036
Selling, general and administrative expenses	821
Operating income	215
Interest expense, net	2
Other expense, net	273
Loss from discontinued operations before income tax benefit	(60)
Income tax benefit	(22)
Loss from discontinued operations	$ (38)

3. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive loss, net of tax benefit of $7 million and $325,000 as of December 31, 2006 and 2005, respectively, are listed below:

	December 31, 2006	December 31, 2005
	(In thousands)	
Foreign currency translations, net of tax	$ 9,503	$ 1,799
Additional minimum pension plan liability, net of tax	—	(712)
Unrecognized pension actuarial loss and prior service cost, net of tax	(10,237)	—
Unrealized loss on equity investment	(9)	(2,484)
Accumulated other comprehensive loss	$ (743)	$(1,397)

4. BUSINESS COMBINATIONS

We have completed numerous purchase business combinations for cash and assumption of liabilities in certain cases. In the three years ended December 31, 2006, the following acquisitions were completed:

	Total Consideration	Shares Issued	Value of Shares
	(In thousands, except shares issued)		
2006			
Aggregate 2006 acquisitions, net of cash (1) (2)	$825,821	—	—
Additional purchase price paid or deferred consideration	243	—	—
	$826,064	—	—

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Total Consideration	Shares Issued	Value of Shares
	(In thousands, except shares issued)		
2005			
Aggregate 2005 acquisitions, net of cash (3)	$ 46,992	—	—
Additional purchase price paid or deferred consideration	6,528	—	—
	$ 53,520	—	—
2004			
Aggregate 2004 acquisitions, net of cash (4)	$158,442	—	—
Additional purchase price paid or deferred consideration	2,808	—	—
	$161,250	—	—

(1) Includes Swiss-Photonics AG, Stewart & Stevenson Services, Inc., Integrated Textile Systems, Inc., Hiatt & Company, Ltd and Schroth Safety Products.

(2) Includes $31 million related to shares of Stewart & Stevenson purchased in 2005.

(3) Includes Second Chance Body Armor, Inc. and Optemize.com, Inc.

(4) Includes Vector Associates, Inc. (dba ODV, Inc.), Kleen-Bore, Inc., The Specialty Group, Inc. (aka "Specialty Defense"), and Bianchi International.

2006 Acquisitions

On April 6, 2006, we acquired 100% of the stock of Swiss-Photonics AG ("Projectina"). Projectina manufactures, markets and distributes highly specialized document examination equipment used in verifying document authenticity and detecting counterfeit currency and crime lab microscopes used to evaluate ballistics and bullet casings. The results of Projectina have been included in the results of our Products Group since the date of acquisition and the purchase price is immaterial to our Consolidated Financial Statements.

On May 25, 2006, we completed the acquisition of Stewart & Stevenson for approximately $769 million in cash, excluding transaction costs and after deducting Stewart & Stevenson's net cash balance. Stewart & Stevenson designs and manufactures TWV used by the U.S. and international militaries, and is one of the three major OEMs of TWV sold to the U.S. military. Stewart & Stevenson is the sole manufacturer of the U.S. Army's FMTV and is currently under contract to produce the FMTV through September 2008. The results of Stewart & Stevenson have been included in the results of our Aerospace and Defense Group since the date of acquisition. Stewart & Stevenson derived approximately 93% of its revenues of $726 million for the fiscal year ended January 31, 2006, from the production of FMTV trucks, trailers, vehicle cabs, spare parts, service and other components.

A primary strategic benefit of our acquisition of Stewart & Stevenson is our new position as an OEM of the TWV fleet. As the U.S. Army transitions its long-term armoring strategy, TWV OEMs are expected to gain contracting authority for all ballistic and blast protection armoring systems, giving us the ability to better position our armoring technology and survivability systems on the FMTV. We believe that the combination of our core competency in vehicle armoring and Stewart & Stevenson's leading design and fabrication operations will allow us to capitalize on the U.S. military's evolving needs for its TWV fleet. These primary factors led to the $682 million of goodwill recorded as a result of the purchase of Stewart & Stevenson.

On June 30, 2006, we acquired 100% of the stock of Integrated Textile Systems, Inc. ("ITS"), a Monroe, North Carolina-based manufacturer of the high-strength material, Tensylon(TM).

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Tensylon(TM), derived from an ultra-high molecular weight polyethylene polymer, has a wide variety of applications, including advanced fiber composites for use in ballistic products. The results of ITS have been included in the results of our Aerospace and Defense Group since the date of acquisition and the purchase price is immaterial to our Consolidated Financial Statements.

On July 10, 2006, we acquired 100% of the stock of Hiatt & Company, Ltd ("Hiatts"). Hiatts is a high end manufacturer of steel handcuffs, expandable friction lock batons, handcuff pouches and baton holders whose primary customers are military and law enforcement agencies in the U.K. and Europe. The results of Hiatts have been included in the results of our Products Group since the date of acquisition and the purchase price is immaterial to our Consolidated Financial Statements.

On October 19, 2006, we acquired Schroth Safety Products ("Schroth"). Schroth is a supplier of advanced occupant retention and safety restraint systems for vehicle and aviation platforms serving military, commercial and professional racing markets. These systems are used in military tactical wheeled vehicles, or military and commercial rotary wing and fixed wing aviation platforms, and professional auto racing vehicles for both the NASCAR and Formula 1 racing circuits. Schroth will be integrated into our Aerospace & Defense Group. The results of Schroth have been included in the results of our Aerospace and Defense Group since the date of acquisition and the purchase price is immaterial to our Consolidated Financial Statements.

These five acquisitions were accounted for as purchase business combinations, and accordingly, the results of operations were included in our Consolidated Financial Statements from the acquisition dates. The costs to acquire the stock of Projectina, ITS, Hiatts and Schroth were not considered material to our financial position. The costs to acquire the stock of Stewart & Stevenson, have been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of the acquisition as follows:

	Stewart & Stevenson
	(In thousands)
Working capital, net of cash	$(86,509)
Property and equipment	77,124
Other long-term assets	5,295
Long-term debt	(25,227)
Other long-term liabilities	(33,622)
Deferred tax liability	(74,823)
Customer-related intangibles	230,445
Marketing-related intangibles	8,158
Goodwill	682,161
	$783,002

The customer-related intangible assets relate to acquired customer relationships and are being amortized over an eleven year weighted-average useful life on a straight-line basis. The marketing-related intangible assets relate to acquired trade names and trademarks, which have an indefinite useful life. The allocations of the purchase prices to the assets acquired and liabilities assumed are preliminary and subject to change pending final purchase accounting. The goodwill acquired in the acquisitions of Stewart & Stevenson, Projectina, Hiatts and Schroth are not deductible for tax purposes. The goodwill acquired in the acquisition of ITS is tax deductible.

2005 Acquisitions

On July 27, 2005, we acquired substantially all of the domestic assets of Second Chance Body Armor, Inc. ("Second Chance") for $45 million. Second Chance manufactures concealable and tactical body armor for the law enforcement and military markets worldwide. The Second Chance law enforcement business is included in the Products Group and their military business is included in the Aerospace & Defense Group. As a result of the Second Chance acquisition, we expect to: (1) strengthen our position as a leading supplier of body armor to the law enforcement and military markets; (2) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (3) offer opportunities for cost reduction through integration savings and rationalization of operations.

The 2005 acquisition of Second Chance was accounted for as a purchase business combinations, and accordingly, the results of operations were included in our Consolidated Financial Statements after the acquisition dates. The costs to acquire substantially all of the assets of Second Chance have been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of the acquisition as follows:

	Second Chance
	(In thousands)
Working capital, net of cash	$ 8,442
Property and equipment	2,560
Customer-related intangibles	5,160
Technology-related intangibles	4,761
Marketing-related intangibles	18,966
Goodwill	5,841
	$45,730

The customer-related intangible assets relate to acquired customer relationships and are being amortized over an eighteen-year weighted-average useful life on a straight-line basis. The technology-related intangible assets relate to certain acquired patents and are being amortized over an eight-year weighted-average useful life on a straight-line basis. The marketing-related intangible assets relate to acquired trade names and trademarks and have an indefinite useful life. The goodwill acquired in the acquisition of Second Chance is deductible for tax purposes.

2004 Acquisitions

On November 18, 2004, we acquired all of the outstanding stock of Specialty Defense for $92 million, which includes the assumption of certain outstanding debt. As a result of the Specialty Defense acquisition, we expect to: (1) strengthen our position as a leading mid-tier defense and security industry consolidator through increased scale and scope; (2) increase our relevance to Department of Defense customers and programs; (3) combine Specialty Defense's high volume manufacturing capacity and their established reputation as a leader in MOLLE systems, OTVs and Warrior Helmets, with some of our existing proprietary technology to compete aggressively in solicitation for vests; (4) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (5) offer opportunities for cost reduction through integration savings and rationalization of operations.

On December 30, 2004, we acquired all of the outstanding stock of Bianchi International, Inc. ("Bianchi") for $60 million. Bianchi is a manufacturer and supplier of duty and concealment holsters, belts and accessories under the Bianchi® brand name used primarily by law-enforcement, private security and military personnel. A supplier of the SPEAR rucksack system for U.S. Special Operations Forces, Bianchi is also a market leader in medium and large technical internal frame backpacks and high-end daypacks, satchels and carrying cases under the Gregory® brand name. Bianchi has been included in the Products Group.

As a result of the Bianchi acquisition, we expect to: (1) strengthen our position as a leading supplier of holsters, belts and accessories; (2) achieve cross-selling opportunities by leveraging our

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

global sales force and relationships; and (3) offer opportunities for cost reduction through integration savings and rationalization of operations.

The 2004 acquisitions were accounted for as purchase business combinations, and accordingly, the results of operations were included in our Consolidated Financial Statements after the acquisition dates. The costs to acquire Specialty Defense and Bianchi have been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of the acquisition as follows:

	Specialty Defense	Bianchi
	(In thousands)	
Working capital, net of cash	$ 15,801	$ 5,604
Property and equipment	7,860	1,033
Other long-term assets	541	32
Assumed notes payable	(983)	—
Deferred tax liability	(14,170)	(13,098)
Customer-related intangibles	12,200	19,671
Technology-related intangibles	1,900	2,777
Marketing-related intangibles	16,300	15,830
Goodwill	50,243	28,528
	$ 89,692	$ 60,377

The customer-related intangible assets relate to acquired customer relationships and are being amortized over a twelve-year weighted-average useful life on a straight-line basis. The technology-related intangible asset relates to certain acquired patents and is being amortized over an eight-year weighted-average useful life on a straight-line basis. The marketing-related intangible asset relates to acquired trade names and trademarks and has an indefinite useful life. The goodwill acquired in the acquisitions of Specialty Defense and Bianchi is not deductible for tax purposes.

Unaudited Pro forma Results. Businesses acquired are included in consolidated results from the date of acquisition. Pro forma results of the 2006 acquisitions of Swiss-Photonics, Integrated Textile Systems, Hiatts and Schroth; the 2005 acquisition of Optemize.com, Inc.; and the 2004 acquisitions of Vector Associates, Inc. (dba ODV, Inc.) and Kleen-Bore, Inc. are not presented, as they would not differ by a material amount from actual results. The following unaudited pro forma consolidated results are presented to show the results on a pro forma basis as if the 2006 acquisition of Stewart & Stevenson, the 2005 acquisition of Second Chance and the 2004 acquisitions of Specialty Defense and Bianchi had been completed as of January 1, 2004:

	2006	2005	2004
	(In thousands, except per share data)		
Revenues	$2,660,640	$2,340,930	$1,684,206
Net income from continuing operations	$ 112,899	$ 103,265	$ 82,048
Basic earnings per share from continuing operations	$ 3.18	$ 2.98	$ 2.61
Diluted earnings per share from continuing operations	$ 3.05	$ 2.88	$ 2.48

The pro forma results were negatively impacted by the acquisitions of Stewart & Stevenson, due to increased interest and amortization expenses, and Second Chance, which was purchased out of bankruptcy and had experienced legal and financial troubles.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5. GOODWILL AND IDENTIFIED INTANGIBLE ASSETS

Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005, are as follows:

	Aerospace & Defense	Products	Mobile Security	Corporate	Total
			(In thousands)		
Balance at December 31, 2004	$154,313	$101,292	$6,408	$ —	$262,013
Goodwill acquired during year	—	5,841	—	1,643	7,484
Finalization of purchase price allocation	1,459	2,842	150	—	4,451
Foreign currency translation and other adjustments	—	(184)	(68)	—	(252)
Balance at December 31, 2005	155,772	109,791	6,490	1,643	273,696
Goodwill acquired during year	680,950	2,892	29	—	683,871
Adjustments to/finalization of purchase price allocation	17,983	337	—	(27)	18,293
Foreign currency translation and other adjustments	1,449	380	50	—	1,879
Balance at December 31, 2006	$856,154	$113,400	$6,569	$1,616	$977,739

The adjustment to/finalization of purchase price allocation for Aerospace & Defense in 2006 of approximately $18 million is primarily related to the receipt of the final tangible and identifiable intangible asset valuations for Stewart & Stevenson subsequent to the initial purchase price allocation. These adjustments did not result in a material adjustment to previously recorded depreciation or amortization expense related to the acquisition.

The purchase price allocations for the acquisitions of Bianchi International and Specialty Defense, acquired in the fourth quarter of 2004, were completed during 2006 and 2005, respectively.

Included in patents, licenses and trademarks in the accompanying Consolidated Balance Sheets are the following intangible assets as of December 31, 2006 and 2005:

	Customer Relationships	Technology	Marketing	Total
		(In thousands)		
Gross amount at December 31, 2006	$304,078	$25,232	$77,744	$407,054
Accumulated amortization	(28,260)	(6,426)	(3,126)	(37,812)
Net amount at December 31, 2006	$275,818	$18,806	$74,618	$369,242
Gross amount at December 31, 2005	$ 60,351	$20,070	$65,455	$145,876
Accumulated amortization	(8,769)	(3,608)	(2,879)	(15,256)
Net amount at December 31, 2005	$ 51,582	$16,462	$62,576	$130,620

Included in Marketing are approximately $73 million and $61 million of marketing-related intangible assets that have indefinite lives as of December 31, 2006 and 2005, respectively.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

We anticipate recording related amortization expense in future periods:

YEAR	(In thousands)
2007	$ 32,375
2008	32,336
2009	30,936
2010	28,779
2011	28,577
Thereafter	143,479
Total	$296,482

6. INVENTORIES

The components of inventory as of December 31, 2006 and 2005, are as follows:

	2006	2005
	(In thousands)	
Raw materials	$266,293	$127,465
Work-in-process	108,759	48,900
Finished goods	37,735	34,152
Less customer advances and performance – based payments	(98,661)	—
Total inventory	$314,126	$210,517

At December 31, 2006 and 2005, our inactive inventory reserves totaled $31 million and $18 million respectively.

7. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2006 and 2005, are summarized as follows:

	2006	2005
	(In thousands)	
Land	$ 9,219	$ 5,315
Buildings and improvements	92,649	45,398
Machinery and equipment	127,149	63,978
Construction in process	5,365	2,279
Total	234,382	116,970
Accumulated depreciation	(54,706)	(37,041)
Total property and equipment, net	$179,676	$ 79,929

Depreciation expense for the years ended December 31, 2006, 2005 and 2004, was approximately $18 million, $12 million and $10 million, respectively.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2006 and 2005, are summarized as follows:

	2006	2005
	(In thousands)	
Accrued expenses	$149,444	$ 75,505
Vest exchange program/warranty revision accrual (See Note 23)	4,259	18,511
Performance based payments and customer deposits	131,050	5,837
Deferred consideration for acquisitions	828	1,071
	$285,581	$100,924

9. SHORT AND LONG TERM DEBT

Short Term Debt

	2006	2005
	(In thousands)	
2% Convertible Notes[(a)]	$341,924	$341,751
Credit facility – Colombia[(b)]	1,703	1,565
Credit facility – Brazil[(c)]	—	958
	$343,627	$344,274

(a) On October 29, 2004, we completed the placement of $300 million aggregate principal amount of 2.00% Senior Subordinated Convertible Notes due November 1, 2024 ("2% Convertible Notes"). On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. The 2% Convertible Notes are guaranteed by most of our domestic subsidiaries on a senior subordinated basis (see Note 22). The 2% Convertible Notes provide for interest at a rate of 2.00% per year, payable on November 1 and May 1 of each year beginning on May 1, 2005 and ending on November 1, 2011. The 2% Convertible Notes provide for accretion of the principal amount beginning on November 1, 2011, at a rate that provides holders with an aggregate annual yield to maturity of 2.00%, as defined in the agreement. The 2% Convertible Notes provide for contingent interest during any six-month period beginning November 1, 2011, of 15 basis points paid in cash if the average trading price of the notes is above certain levels. The 2% Convertible Notes are convertible, at the bond holder's option, at any time prior to maturity, initially at a conversion rate of 18.5151 shares of our common stock per $1,000 principal amount of notes, which is the equivalent conversion price of approximately $54.01 per share, subject to adjustment. Upon conversion, we are obligated to satisfy our conversion obligation with respect to the accreted principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock. The conversion rate is subject to adjustment, without duplication, upon the occurrence of any of the following events: (1) stock dividends in common stock, (2) issuance of rights and warrants, (3) stock splits and combinations, (4) distribution of indebtedness, securities or assets, (5) cash distributions, (6) tender or exchange offers, and (7) repurchases of common stock. In accordance with U.S. GAAP, the 2% Convertible Notes are classified as short term debt as they can be converted at any time prior to maturity.

(b) On March 12, 2003, we entered into a collateralized revolving credit facility with Corporaciòn Financiera to provide for working capital needs for our Colombia facility. In 2004, we expanded

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

the collateralized revolving credit facility with four additional Colombian banks. The Colombian credit facility is a one-year revolving credit facility and, among other things, provides for total maximum borrowings of 6.5 billion Colombian Pesos (U.S. $3 million based on the exchange rate as of December 31, 2006). All borrowings under the credit facility bear interest at a rate equal to the Colombian Central Bank rate based on averages of 30 day loans, plus an applicable margin ranging from 3.5% to 4.0%.

(c) In February 2005, we entered into a collateralized revolving credit facility with Itaú S.A. to provide working capital funds for our Brazilian facility. The Brazilian credit facility expired in March 2006 and was not renewed.

Long Term Debt

	2006	2005
	(In thousands)	
Revolving facility[a]	$172,500	$ —
Term loan[a]	100,000	—
8.25% Senior Subordinated Notes due 2013[b][d]	148,349	148,099
7.38% Senior Notes due May 2006[c]	—	—
Other long term debt	2,655	2,814
Plus fair value of interest rate swaps[d]	283	1,427
	423,787	152,340
Less current portion	(4,337)	(430)
	$419,450	$151,910

(a) On May 25, 2006, we terminated our prior senior secured credit facility and entered into a new senior secured credit facility (the "Credit Facility") with Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., and Suntrust Bank, as co-syndication agents, Key Bank National Association and JPMorgan Chase Bank, as co-documentation agents, and the other lenders party thereto.

The Credit Facility establishes a commitment to the Company to provide up to $825 million in the aggregate of loans and other financial accommodations consisting of (i) a five year senior secured revolving credit facility in an aggregate principal amount of up to $425 million (the "Revolving Facility"), (ii) a five year senior secured term loan in an aggregate principal amount of $100 million (the "Term Loan"), and (iii) a thirty day senior secured interim term loan in aggregate principal amount of $300 million (the "Interim Term Loan"). The Revolving Facility, Term Loan and Interim Term Loan make up the "Senior Secured Facilities". The Revolving Facility includes a sublimit of up to an aggregate amount of $75 million in letters of credit and a sublimit of up to an aggregate of $20 million in swing line loans. As of December 31, 2006, we had $253 million in availability under our Credit Facility excluding $23 million in outstanding letters of credit.

All borrowings under the Credit Facility will bear interest at either (i) a rate equal to LIBOR, plus an applicable margin ranging from 0.875% to 1.5%, depending on certain conditions, or (ii) an alternate base rate which will be the higher of (a) the Federal Funds rate plus 0.50% or (b) the Wachovia prime rate, plus an additional margin ranging from 0.0% to 0.25% depending on certain conditions. On December 31, 2006 the interest rate for borrowings under our Credit Facility was 6.62%.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The Credit Facility is guaranteed by certain of our direct and indirect domestic subsidiaries and is secured by, among other things, (a) a pledge of (i) all of the issued and outstanding shares of stock or other equity interests of certain of our direct and indirect domestic subsidiaries, (ii) 65% of the issued and outstanding shares of voting stock or other voting equity interests of certain of our direct and indirect foreign subsidiaries, and (iii) 100% of the issued and outstanding shares of nonvoting stock or other nonvoting equity interests of certain of our direct and indirect foreign subsidiaries pursuant to a pledge agreement delivered in connection with the Credit Facility (the "Pledge Agreement") and (b) a first priority perfected security interest on certain of our domestic assets and certain domestic assets of certain of our direct and indirect domestic subsidiaries pursuant to a security agreement delivered in connection with the Credit Facility (the "Security Agreement").

We have made customary representations, warranties and covenants in the Credit Agreement, Pledge Agreement and Security Agreement. The Credit Facility is subject to customary rights of the lenders and the administrative agent upon the occurrence and during the continuance of an Event of Default, including, under certain circumstances, the right to accelerate payment of the loans made under the Credit Facility and the right to charge a default rate of interest on amounts outstanding under the Credit Facility.

The Interim Term Loan was paid in full in the quarter ended June 30, 2006.

(b) On August 12, 2003, we completed a private placement of $150 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 (the "8.25% Notes"). The 8.25% Notes are guaranteed by most of our domestic subsidiaries on a senior subordinated basis (see Note 22). The 8.25% Notes were sold to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, and to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended. In 2004, after the completion of the private placement of the 8.25% Notes, we conducted an exchange offer pursuant to which holders of the privately placed 8.25% Notes exchanged such notes for 8.25% Notes registered under the Securities Act of 1933, as amended. During 2003, we used a portion of the funds to fund acquisitions, including Simula and Hatch, repay a portion of our outstanding debt and for general corporate and working capital purposes, including the funding of capital expenditures. Interest on the 8.25% Notes is payable semiannually on the fifteenth of February and August of each year. The 8.25% Notes were issued at a discount of approximately $3 million to investors. The 8.25% Notes may be redeemed at our option in whole or in part on a pro-rata basis, on and after August 15, 2008, at certain specified redemption prices plus accrued interest payable to the redemption date.

(c) In connection with our May 25, 2006, acquisition of Stewart & Stevenson, we assumed $25 million of 7.38% Senior Notes due May 31, 2006. We paid these notes in full on May 31, 2006.

(d) On September 2, 2003, we entered into interest rate swap agreements, which have been designated as fair value hedges as defined under SFAS 133 with a notional amount totaling $150 million. The agreements were entered into to exchange the fixed interest rate on our 8.25% Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth day of February and August. The agreements are subject to other terms and conditions common to transactions of this type. In accordance with SFAS 133, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. At December 31, 2005, there was a $1 million asset included in other assets, which, as a result of the change in fair value, is a $283,000 hedge asset at December 31, 2006. The agreements are deemed to be a perfectly effective fair value hedge, and, therefore, qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Maturities of long-term debt are as follows:

YEAR	(In thousands)
2007	$ 4,337
2008	9,288
2009	10,375
2010	59,032
2011	191,548
Thereafter	149,207
	$423,787

10. DERIVATIVE FINANCIAL INSTRUMENTS

As defined in SFAS 133, "Accounting for Derivative Instruments and Hedge Activities" the contingent interest feature of the 2% Convertible Notes is an embedded derivative that is not considered clearly and closely related to the host contract. The fair value of this bifurcated derivative at December 31, 2006 and 2005 is immaterial to our financial position.

We hedge the fair value of our 8.25% Notes using interest rate swaps. We enter into these derivative contracts to manage fair value changes which could be caused by our exposure to interest rate changes. These fair value hedges qualify for hedge accounting using the short-cut method since the swap terms match the critical terms of the 8.25% Notes. Accordingly, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the 8.25% Notes due to changes in the market interest rate. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements on the 8.25% Notes. The fair value of the interest rate swap agreements was approximately $283,000 and $1 million at December 31, 2006 and 2005, respectively, and is included in other assets and long-term debt on the accompanying Consolidated Balance Sheets.

The fair values of our interest rate swap agreements are obtained from our counter-parties and represent the estimated amount we would receive or pay to terminate the agreement, taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities.

11. INTEGRATION

We incurred integration expenses of approximately $3 million, $4 million and $3 million for the years ending December 31, 2006, 2005 and 2004, respectively. Integration expenses include costs related to integrating new acquisitions and costs associated with unsuccessful acquisitions. Integration expenses in fiscal 2006 related primarily to the integration of Stewart & Stevenson. Integration expenses in fiscal 2005 related primarily to the integration of Second Chance, Specialty Defense and Bianchi. Integration expenses in fiscal 2004 related primarily to the integration of Simula and Hatch.

12. OTHER CHARGES

We incurred other income of $2 million and other charges of approximately $1 million and $1 million for the years ending December 31, 2006, 2005 and 2004, respectively. Other income in fiscal 2006 includes a reversal of a previously recorded accrual relating to an export fine that we settled in 2006 for an inconsequential amount.

13. COMMITMENTS AND CONTINGENCIES

Employment contracts. We are party to several employment contracts as of December 31, 2006, with certain members of management. Such contracts are for varying periods and include restrictions on competition after termination. These agreements provide for salaries, bonuses and other benefits and also specify and delineate the granting of various stock options.

Legal/litigation matters.

Zylon® Matters

In connection with the Florida court-approved settlements in 2004 and 2005 of class action lawsuits filed by police organizations and individual police officers regarding the warranty performance of ballistic-resistant soft body armor (vests) containing Zylon®, and the Third Status Report to the Attorney General on Body Armor Safety Initiative Testing and Activities issued by the United States Department of Justice, National Institute of Justice ("NIJ") in August 2005, which substantially modified compliance standards for all ballistic-resistant vests, the Company halted all sales or shipment of any Zylon®-containing vest models effective August 25, 2005 and established a Zylon® Vest Exchange ("ZVE") Program to provide a cash or voucher option to those who purchased any Zylon®-containing vests from us through August 29, 2005. Vest exchanges under the ZVE program are continuing, and Note 23 to our Consolidated Financial Statement included elsewhere in this report sets forth information regarding the estimated cost of the ZVE program.

We are also voluntarily cooperating with a request for documents and data received from the Department of Justice, which is reviewing the body armor industry's use of Zylon®, and a subpoena served by the General Services Administration for information relating to Zylon®. On March 27, 2006, we entered into a tolling agreement with the Department of Justice to toll the statute of limitations until September 30, 2006, with regard to possible civil claims the United States could assert against the Company with respect to certain body armor products made by us which contain Zylon®. On September 26, 2006, we entered into an amendment to this tolling agreement with the Department of Justice that extends the period of the tolling agreement through January 31, 2007. On January 29, 2007, we entered into a second amendment to this tolling agreement with the DOJ that extends the period of the tolling agreement through July 31, 2007.

Administrative Actions

In August 2006 and January 2007, respectively, the U.S. Defense Contract Audit Agency ("DCAA") conducted two post-award pricing audits in connection with certain Heavy Truck Vehicle kits delivered by our Aerospace & Defense Group's subsidiary located in Phoenix, Arizona. As a result, the U.S. Government has submitted administrative claims for approximately $6 million. We also expect subsequent claims in 2007. We believe that these actions are without merit and intend to vigorously defend the claims, and have established a reserve for these claims that we believe to be adequate.

In December 2006, we were notified by the U.S. Department of Commerce, Bureau of Industry and Security ("BIS"), of potential claims relating to certain exports made by our Products Group between 2002 and 2004 that lacked the appropriate licenses and associated documentation. Discussions with BIS are continuing and are expected to result in a settlement of these claims, which we do not believe will have a material impact on our financial position, operations, and liquidity.

In February 2007, Simula, Inc. entered into an Order of Abatement by Consent ("Consent Order") with the Maricopa County Air Quality Department ("MCAQD"). The Consent Order states that the MCAQD has reason to believe that Simula is operating in violation of Maricopa County Air Pollution Control Regulations. Pursuant to the Consent Order, MCAQD agreed to not seek closure of a Simula facility located in Phoenix, Arizona (the "Facility") and accepted Simula's updated air permit application and compliance plan with respect to the Facility.

Other Matters

In addition to the above, in the normal course of business and as a result of previous acquisitions, we are subjected to various types of claims and currently have on-going litigation in the areas of

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

product liability, product warranty, general liability, intellectual property, and employment. We are periodically audited by U.S. government personnel for contract and other regulatory compliance, and seek to pro-actively identify, address, and (where appropriate) self-report any governmental compliance issues.

Our products are used in a wide variety of military and law enforcement situations and environments. Some of our products can cause serious personal or property injury or death if not carefully and properly used by adequately trained personnel. We believe that we have adequate insurance coverage for most third-party damage claims that are incurred in the normal course of business. In such cases, the effect on our Consolidated Financial Statements is generally limited to the amount of our insurance deductible or self-insured retention. Our annual insurance premiums and self-insured retention amounts have risen significantly over the past several years and may continue to do so to the extent we are able to purchase insurance coverage.

At this time, except as otherwise provided herein, we do not believe any existing claims or pending litigation will have a material impact on our financial position, operations, and liquidity.

14. INFORMATION CONCERNING BUSINESS SEGMENTS AND GEOGRAPHICAL REVENUES

For management and internal reporting purposes, we have organized our business into three segments — the Aerospace & Defense Group, the Products Group and the Mobile Security Division. As described further in Note 1, the Aerospace & Defense Group supplies TWV, life safety and survivability systems to the U.S. military and major aerospace and defense prime contractors. The Products Group manufactures and sells a broad range of high quality equipment marketed under brand names that are known in the military and law enforcement communities. Our Mobile Security Division, operating under the brand name CENTIGON(TM), manufactures, services, and integrates certified armoring systems into commercial vehicles, to protect against varying degrees of ballistic and blast threats on a global basis. Our Corporate costs include the corporate management and expenses associated with managing the overall company. These expenses include compensation and benefits of corporate management and staff, legal and professional fees, and administrative and general expenses, which are not allocated to the business units. Our Corporate assets primarily include cash and cash equivalents held by the corporate entities, property & equipment related to the corporate facility and certain information technology costs, assets related to the deferred compensation plan, costs related to the issuance of debt, including the 2% Convertible Notes, the 8.25% Notes and the Credit Facility.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Revenues, operating income and total assets, net for each of our segments are as follows:

	2006	2005	2004
		(In thousands)	
Revenues:			
Aerospace & Defense[1]	$1,930,359	$1,213,113	$626,347
Products	324,214	284,363	228,816
Mobile Security	106,311	139,454	124,520
Total revenues	$2,360,884	$1,636,930	$979,683
Ground Vehicle Survivability	$ 921,532	$ 895,786	$439,188
Tactical Vehicle Systems	644,556	36,819	27,262
Individual Equipment Systems	364,271	280,508	159,897
Total Aerospace & Defense[1]	$1,930,359	$1,213,113	$626,347
Operating income:			
Aerospace & Defense	$ 221,718	$ 208,338	$130,055
Products[a]	48,355	22,861	30,184
Mobile Security	5,518	14,066	11,168
Corporate	(36,110)	(29,631)	(25,692)
Total operating income	$ 239,481	$ 215,634	$145,715

(a) The Products Group operating income for fiscal 2006 and 2005 includes a pre-tax charge of $4 million and $20 million, respectively for the cost of the ZVE Program. The Products Group operating income for fiscal 2004 includes a pre-tax charge of $5 million for the cost of the warranty revision and product exchange program (see Notes 13 and 23).

	2006	2005
		(In thousands)
Total assets, net:		
Aerospace & Defense	$1,833,576	$ 546,617
Products	360,193	347,456
Mobile Security	91,624	87,866
Corporate	32,718	480,923
Total assets, net	$2,318,111	$1,462,862

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Financial information with respect to revenues based on the geographic location of the customer, and property and equipment, net, to principal geographic areas, based on the actual location of the principle facility, is as follows:

	2006	2005	2004
		(In thousands)	
Revenues:			
United States of America	$2,161,969	$1,452,098	$778,052
North America (excluding the United States of America)	21,194	10,404	50,614
South America	24,869	21,995	16,317
Africa	13,728	14,400	4,693
Europe/Asia	139,124	138,033	130,007
Total revenues	$2,360,884	$1,636,930	$979,683
Property and equipment, net:			
North America	$ 152,897	$ 60,573	
South America	1,305	1,419	
Europe/Asia	25,474	17,937	
Property and equipment, net:	$ 179,676	$ 79,929	

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

15. INCOME TAXES

Provision for income taxes from continuing operations for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004
		(In thousands)	
Current			
U.S. Federal	$60,052	$71,062	$42,552
State	7,227	8,148	4,322
Foreign	3,226	5,069	5,537
Total current	70,505	84,279	52,411
Deferred			
U.S. Federal	10,940	(3,164)	3,328
State	1,576	(296)	989
Foreign	(3,245)	49	(311)
Total deferred	9,271	(3,411)	4,006
Total provision for income taxes	$79,776	$80,868	$56,417

Significant components of our net deferred tax liability as of December 31, 2006 and 2005, are as follows:

	2006	2005
	(In thousands)	
Deferred tax assets:		
Reserves not currently deductible	$ 43,394	$ 20,404
Capital loss	9,619	11,469
Operating loss carryforwards	20,380	2,851
Accrued expenses	24,410	3,140
Foreign tax credits	—	729
State research and development and other credits	750	959
Other	—	97
	98,553	39,649
Deferred tax asset valuation allowance	(10,680)	(12,569)
Deferred tax asset, net of valuation allowance	87,873	27,080
Deferred tax liability:		
Goodwill not amortized for financial statement purposes under SFAS 142	(14,527)	(10,734)
Patents, trademarks and purchased intangibles	(111,085)	(23,969)
Interest on 2% Convertible Notes	(14,961)	(7,732)
Property and equipment	(13,726)	(7,800)
Other	(559)	—
Net deferred tax liability	$ (66,985)	$(23,155)

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences and operating and capital loss carryforwards will be utilized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that the realization will not occur.

Our valuation allowance at December 31, 2006, consisted of approximately $1 million related to net operating loss and tax credit carryforwards which are allocated to goodwill and approximately

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

$10 million related to capital loss carryforwards. The decrease in our valuation allowance was primarily attributable to certain capital gains realized in 2006.

As of December 31, 2006, we have U.S. federal, state, and foreign net operating losses ("NOLs") providing a tax effected benefit of approximately $20 million. The federal and state NOLs expire in varying amounts in fiscal years 2011 through 2026 and are subject to limitations under Internal Revenue Code ("IRC") Section 382. The majority of the Company's foreign NOLs have an indefinite carryforward period. At December 31, 2006, we also have certain state research and development and other state income tax credits of approximately $1 million that are subject to limitations under IRC Section 383.

In connection with our acquisitions of Hiatts, Projectina, Stewart & Stevenson, and Schroth, we recorded additional net deferred tax liabilities of approximately $1 million, $1 million, $32 million, and $5 million, respectively, relating primarily to identifiable intangibles, which are not deductible for tax purposes. These net deferred tax liabilities were offset as an increase to goodwill. Additionally, in 2005, in connection with our acquisitions of Specialty Defense and Bianchi, we recorded additional net deferred tax liabilities of approximately $12 million and $13 million, respectively, relating primarily to identifiable intangibles, which was an offset as in increase to goodwill.

On February 9, 2006, we were notified by the IRS that our tax returns for the taxable years ended December 31, 2003 and 2004 had been selected for examination. We do not expect this examination will have a material impact on our financial position, operations or liquidity.

United States income taxes have not been provided on certain undistributed earnings of non-U.S. subsidiaries of approximately $14 million. These earnings are considered to be permanently reinvested in non-U.S. operations. The determination of the U.S. tax liability related to these earnings is not practicable.

The sources of income from continuing operations before income taxes are:

	2006	2005	2004
		(In thousands)	
Domestic	$213,312	$200,683	$123,050
Foreign	1,026	12,695	13,944
Total	$214,338	$213,378	$136,994

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following reconciles the provision for income taxes computed at the Federal statutory income tax rate to the provision for income taxes recorded in the Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Provision for income taxes at statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of Federal benefit	2.7	2.4	2.5
Compensation subject to IRC Section 162(m)	0.0	0.0	2.5
Foreign income taxes	(0.2)	0.3	0.3
Other permanent items	(0.3)	0.2	0.9
	37.2%	37.9%	41.2%

16. STOCKHOLDERS' EQUITY

Preferred stock. On July 16, 1996, our stockholders authorized a series of preferred stock with such rights, privileges and preferences as the Board of Directors shall from time to time determine. We have not issued any of this preferred stock.

Common stock. On June 15, 2004, we sold 4,000,000 primary shares of common stock at a price of $37.50 per share, raising $143 million of net proceeds after deducting the underwriter discounts and commissions. In addition, our board of directors granted the underwriters a 30-day option to purchase up to 600,000 shares. The 30-day option expired unexercised on July 15, 2004. We used the net proceeds from the offering to primarily fund the acquisitions of Specialty Defense and Bianchi International in the fourth quarter of 2004.

On June 22, 2004, our stockholders approved an amendment to our Certificate of Incorporation, as amended, that increased the number of shares of our authorized capital stock to 80,000,000, 75,000,000 shares of which are common stock and 5,000,000 shares of which are preferred stock.

Treasury stock. We had 6,060,222 shares in treasury as of December 31, 2006 and 2005.

Stock options and grants. On June 22, 2005, we implemented the 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan authorizes the issuance of up to 2,500,000 shares of our common stock. Any shares of our common stock granted as restricted stock, performance stock or other stock-based awards will be counted against the shares authorized as one and eight-tenths (1.8) shares for every one share issued in connection with such award. The 2005 Stock Incentive Plan authorizes the granting of stock options, restricted stock, performance awards and other stock-based awards to employees, officers, directors and consultants, independent contractors and advisors of the Company and its subsidiaries. In accordance with the 2005 Stock Incentive Plan, our pre-existing stock incentive plans described below are frozen. Accordingly, we are no longer authorized to grant awards under such pre-existing plans.

During 2002, we implemented two new stock option plans. The 2002 Stock Incentive Plan authorizes the issuance of up to 2,700,000 shares of our common stock upon the exercise of stock options or in connection with the issuance of restricted stock and stock bonuses. On June 22, 2004, our stockholders approved an amendment to increase, by 2,000,000 shares, the total number of shares of common stock that may be awarded under the 2002 Stock Incentive Plan. The 2002 Stock Incentive Plan authorizes the granting of stock options, restricted stock and stock bonuses to employees, officers, directors and consultants, independent contractors and advisors of the Company and its subsidiaries. The 2002 Executive Stock Plan provides for the grant of a total of 470,000 stock options and stock awards to our key employees. The terms and provisions of the 2002 Executive Stock Plan are substantially the same as the 2002 Stock Incentive Plan, except that we may only grant non-qualified stock options under the 2002 Executive Stock Plan. The 2002 Executive Stock Plan was adopted on March 13, 2002, and all shares available for grant under the 2002 Executive Stock Plan were granted to our executive officers on March 13, 2002.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In 1999, we implemented the 1999 Stock Incentive Plan. We reserved 2,000,000 shares of our common stock for the 1999 Stock Incentive Plan. The 1999 Stock Incentive Plan provides for the granting of options to employees, officers, directors, consultants, independent contractors and advisors of the Company. The option prices of stock which may be purchased under the 1999 Stock Incentive Plan are not less than the fair market value of common stock on the dates of the grants. During 1998, we implemented a new non-qualified stock option plan. Pursuant to the new plan, 725,000 shares of common stock were reserved and made available for distribution. On January 1, 1999, we distributed all 725,000 shares allocated under the plan.

In 1996, we implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees and directors. Pursuant to such plans, as amended, 2,200,000 shares of common stock were reserved and made available for distribution. The option prices of stock that may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants.

In 1994, we implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees as well as providing for the grant of common stock to outside directors and to all full time employees. Pursuant to such plans, 1,050,000 shares of common stock were reserved and made available for distribution. The option prices of stock that may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants. Effective January 19, 1996, all stock grants awarded under the 1994 incentive stock plan were accelerated and considered fully vested.

A summary of the status of stock option grants as of December 31, 2006, and changes during the three years ending December 31, 2006, is presented below:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2003	3,890,921	$17.00
Granted	979,000	$33.95
Exercised	(1,642,195)	$15.36
Forfeited	(69,210)	$17.26
Outstanding at December 31, 2004	3,158,516	$23.15
Granted	1,727,500	$40.54
Exercised	(975,189)	$19.61
Forfeited	(100,270)	$39.15
Outstanding at December 31, 2005	3,810,557	$31.51
Granted	114,000	$54.03
Exercised	(125,697)	$15.70
Forfeited	(131,600)	$27.51
Outstanding at December 31, 2006	3,667,260	$32.92
Options exercisable at December 31, 2006	3,444,926	$32.15

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2006 is $80 million and $78 million, respectively.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise Price Range	Options Outstanding	Options Exercisable	Remaining Life In Years
$7.50 – $11.19	34,009	34,009	2.5
13.19 – 13.98	40,129	40,129	5.2
14.00 – 14.55	359,589	359,589	6.4
15.05 – 17.12	265,822	265,822	6.3
23.09 – 23.26	43,117	43,117	5.1
24.07 – 25.07	281,634	281,634	5.5
25.69 – 28.90	363,334	361,667	7.1
33.04 – 36.05	418,626	316,959	7.6
37.90 – 38.99	938,000	938,000	8.1
39.20 – 45.93	834,000	804,000	7.0
51.37 – 57.12	89,000	—	6.5
Total	3,667,260	3,444,926	7.0

Remaining non-exercisable options as of December 31, 2006, become exercisable as follows:

2007	70,665
2008	54,999
2009	55,002
2010	21,668
Thereafter	20,000

The fair value of nonvested shares is determined based on the market price of our shares on the grant date. A summary of the status of our nonvested shares as of December 31, 2006, and changes during the year ended December 31, 2006, is as follows:

	Shares	Fair Value
	(In thousands, except share data)	
Nonvested at December 31, 2005	178,906	$ 2,415
Granted	114,000	2,601
Vested	(51,972)	(1,213)
Forfeited	(18,600)	(305)
Nonvested at December 31, 2006	222,334	$ 3,498

As of December 31, 2006, there was $3 million of unrecognized compensation cost related to nonvested stock options that is expected to be recognized over a weighted average period of 3.6 years.

Restricted stock and stock bonuses. We granted the following restricted stock and stock bonuses during the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(In thousands, except share data)		
Restricted stock and stock bonus shares granted	12,000	59,116	70,534
Weighted-average fair value per share at grant date	$ 56.57	$ 43.18	$ 38.58
Compensation cost recognized	$ 573	$ 559	$ 9,082

In the year ended December 31, 2004, we recorded a $6 million non-cash charge for the acceleration of performance-based, long-term restricted stock awards granted to certain executives in 2002.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Earnings per share. The following details the earnings per share computations on a basic and diluted basis for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(In thousands, except per share data)		
Numerator for basic and diluted earnings per share:			
Net income available to common shareholders	$134,562	$132,510	$80,539
Denominator:			
Basic earnings per share weighted-average shares outstanding	35,453	34,602	31,419
Effect of dilutive securities:			
Effect of shares issuable under stock option and stock grant plans, based on the treasury stock method	1,462	1,220	1,606
Effect of shares issuable under the net share settlement option of the conversion option of our 2% Convertible Notes, based on the treasury stock method	103	—	—
Diluted earnings per share			
Adjusted weighted-average shares outstanding	37,018	35,822	33,025
Basic earnings per share	$ 3.80	$ 3.83	$ 2.56
Diluted earnings per share	$ 3.64	$ 3.70	$ 2.44

Our 2% Convertible Notes include net share settlement of the conversion option and cash settlement of the par amount of $345 million. As a result, this requires us to use the treasury stock method to calculate the dilutive effect of our 2% Convertible Notes. As a result, we included 102,983 shares in our diluted share count during the year ended December 31, 2006, and there was no effect on our diluted share count during the years ended December 31, 2005 and 2004.

Other contingent shares. Due to the anti-dilutive nature of some of the Company's stock options, for the year ended December 31, 2006, 13,055 dilutive securities have been excluded from the calculation of the weighted average shares for diluted earnings per share. Certain of our executives were entitled to receive stock bonus awards of 53,500 shares of our common stock based on the performance of our Company's common stock in 2006. These awards were settled in cash in January 2007 and have no effect on our dilutive share count. In addition, certain of our executives are entitled to receive performance stock bonus awards of 450,000 shares of our common stock if at any time between January 1, 2005 and December 31, 2007, certain conditions are met as defined in their employment agreements. At the Compensation Committee of the Board of Director's discretion, we are able to settle these performance stock bonus awards in cash.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

17. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
		(In thousands)	
Cash paid during the year for:			
Interest	$30,309	$17,438	$ 7,668
Income taxes, net of refunds	$71,979	$79,290	$36,772

	2006	2005	2004
		(In thousands)	
Acquisitions of businesses, net of cash acquired:			
Fair value of assets acquired	$ 472,263	$41,186	$118,120
Goodwill	702,164	7,297	86,073
Liabilities assumed	(379,688)	(1,678)	(45,751)
Total cash paid, net of cash acquired	$ 794,739	$46,805	$158,442

The 2006 total cash paid, net of cash acquired for businesses excludes $31 million related to shares of Stewart & Stevenson purchased in 2005.

18. QUARTERLY RESULTS (UNAUDITED)

The following table presents summarized unaudited quarterly results of operations for the Company for fiscal 2006 and 2005. We believe all necessary adjustments have been included in the amounts stated below to present fairly the following selected information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. Future quarterly operating results may fluctuate depending on a number of factors. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or any other quarter.

	FISCAL 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Revenues	$445,440	$551,926	$562,805	$800,713
Gross profit[(a)]	104,630	112,631	101,784	140,557
Net income	41,407	34,060	21,282	37,813
Basic earnings per share	$ 1.17	$ 0.96	$ 0.60	$ 1.06
Diluted earnings per share	$ 1.11	$ 0.92	$ 0.58	$ 1.02

(a) Gross profit in the third and fourth quarter of 2006 includes $3 million and $650,000, respectively, related to the ZVE program.

	FISCAL 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Revenues	$364,965	$371,642	$447,664	$452,659
Gross profit[(a)]	91,310	95,802	80,026	101,296
Net income	31,029	37,415	26,483	37,583
Basic earnings per share	$ 0.90	$ 1.09	$ 0.76	$ 1.07
Diluted earnings per share	$ 0.87	$ 1.05	$ 0.74	$ 1.04

(a) Gross profit in the third and fourth quarter of 2005 includes $19 million and $500,000, respectively, related to the ZVE program.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

19. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

In October 1997, we formed a 401(k) plan, (the "Plan") which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $3 million, $3 million and $520,000 to the Plan in 2006, 2005 and 2004, respectively.

On May 25, 2006, we acquired all of the outstanding stock of Stewart & Stevenson (See Note 4) and the Stewart & Stevenson 401(k) Savings Plan. We made contributions of approximately $577,000 to Stewart & Stevenson's 401(k) Savings Plan in 2006. On January 1, 2007, the Stewart & Stevenson 401(k) Savings Plan was combined into our Plan.

On December 9, 2003, we acquired Simula, Inc. and the Simula 401(k) Profit Sharing Plan, which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $81,000 to Simula's 401(k) Profit Sharing Plan in 2004. On October 25, 2004, Simula's 401(k) Profit Sharing Plan was combined into our Plan.

On November 18, 2004, we acquired Specialty Defense and the Specialty Plastics Products, Inc. and Affiliated Companies 401(k) Savings Plan, which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $22,000 and $13,000 to the Specialty Plastics Products, Inc. and Affiliated Companies 401(k) Savings Plan in 2005 and 2004, respectively. On February 1, 2005, the Specialty Plastics Products, Inc. and Affiliated Companies 401(k) Savings Plan was combined into our Plan.

On December 30, 2004, we acquired Bianchi International and the Bianchi International 401(k) Retirement Savings Plan which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of $193,000 to the Bianchi International 401(k) Retirement Savings Plan in 2005. We did not make any contributions to the Bianchi International 401(k) Retirement Savings Plan in 2004. On January 1, 2006, the Bianchi International 401(k) Retirement Savings Plan was combined into our Plan.

Defined Benefit Plans

On May 25, 2006, we acquired all of the outstanding stock of Stewart & Stevenson (See Note 4). Included in Stewart & Stevenson's liabilities that we acquired was $31 million related to the following: (1) a frozen noncontributory defined benefit pension plan covering substantially all of Stewart & Stevenson's full-time employees; (2) an unfunded defined benefit supplemental executive retirement plan covering certain highly compensated employees; (3) an unfunded defined benefit postretirement medical benefit plan; and (4) an unfunded defined benefit retirement plan for non-employee directors.

Effective July 1, 2003, Stewart & Stevenson froze the benefits earned under its defined benefit pension plans and its defined benefit postretirement medical plan, with the exception of a small transition group.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The defined benefit postretirement medical plan was amended by Stewart & Stevenson prior to our acquisition such that, effective January 1, 2006, prescription medication coverage was discontinued for all participants who are both eligible for prescription drug benefits under Medicare and for whom Medicare is the primary payor.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

On January 25, 2006, we formally adopted a supplemental nonqualified defined benefit pension plan referred to as the Armor Holdings, Inc. Executive Retirement Plan (the "SERP"). The SERP provides supplemental retirement benefits for employees of the Company and its subsidiaries who are employed at a job level of senior vice president or higher and who are selected by our Compensation Committee of the Board of Directors for participation.

The normal form of payment for a normal retirement at age 62 under the SERP, or for a late retirement, is a monthly annuity payment for the participant's lifetime based on 2% of the participant's final average pay multiplied by each year of service with the Company, as defined in the SERP. A participant will not receive any credit for pre-acquisition service for a company or business that is acquired by the Company or its subsidiaries, but a participant may be granted additional years of credited service at the discretion of the Compensation Committee. Alternate forms of payment, including various forms of annuity and a single sum distribution, are available under the SERP. Reduced benefits may be paid in the case of an early retirement or a pre-retirement death. Early retirement under the SERP is the earlier of (i) attaining age 60 or (ii) attaining age 55 and completing 10 years of service with the Company. A participant is eligible for a deferred vested benefit upon attaining ten years of credited service. A pre-retirement death benefit is payable if a vested participant dies before retirement.

We acquired Simula's noncontributory defined benefit pension plan (the "Pension Plan") for employees on December 9, 2003. The Pension Plan was originally adopted as of November 1, 1980. Contributions were made to the Pension Plan based upon actuarially determined amounts. Effective July 1, 1999, Simula froze the Plan for new participants. Effective December 8, 2003, prior to our acquisition of the Pension Plan, Simula froze the Pension Plan for future service for all participants. We elected to payout the Supplemental Retirement Plan of Simula, representing $1 million of the net amount recognized, on February 25, 2004.

The following tables include pension benefits information for the noncontributory defined benefit pension plans and the postretirement medical plan discussed above.

The funded status and amounts recognized in our balance sheet at December 31, 2006 and 2005, for these defined benefit plans, are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands)		(In thousands)	
Actuarial present value of benefit obligation:				
Accumulated benefit obligation	$ 165,427	$16,400	$1,352	$ —
Effect of projected future compensation increases	1,682	2,528	—	—
Projected benefit obligation	167,109	18,928	1,352	—
Pension Plan assets at fair value	(116,515)	(7,258)	—	—
Contributions after measurement date	(66)	(70)	—	—
Unfunded status	$ 50,528	11,600	$1,352	—
Unrecognized prior service cost		(7,901)		—
Unrecognized net actuarial loss		(1,115)		—
Unrecognized transition asset		466		—
Net amount recognized		$ 3,050		$ —

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Reconciliation of the projected benefit obligation is as follows:

	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands)		(In thousands)	
Projected benefit obligation at beginning of year	$ 18,928	$ 8,109	$ —	$ —
Plan amendment for SERP	762	8,529	—	—
Service cost	1,401	1,329	—	—
Interest cost	6,625	944	104	—
Net transfer in (due to acquisition)	138,898	—	2,177	—
Plan participants' contributions	—	—	243	—
Actuarial loss	7,260	327	(648)	—
Benefits paid	(6,765)	(310)	(524)	—
Projected benefit obligation at end of year	$167,109	$18,928	$1,352	$ —

Reconciliation of the fair value of plan assets is as follows:

	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands)		(In thousands)	
Fair value of plan assets at beginning of year	$ 7,258	$6,719	$ —	$ —
Employer contributions	547	309	281	—
Net transfer in (due to acquisition)	110,586	—	—	—
Actual gain	4,889	540	—	—
Plan participants' contributions	—	—	243	—
Benefits paid	(6,765)	(310)	(524)	—
Fair value of plan assets at end of year	$116,515	$7,258	$ —	$ —

Net periodic pension cost includes the following:

	Pension Benefits		
	2006	2005	2004
	(In thousands)		
Service Cost	$ 1,401	$1,329	$ —
Interest Cost	6,625	944	472
Expected return on assets	(6,276)	(539)	(504)
Prior service cost	978	629	—
Net loss recognition	38	—	—
Net periodic pension cost (income)	$ 2,766	$2,363	$ (32)

The net periodic pension cost for the other postretirement benefit plan was made up of $104,000 of interest cost in 2006. For the fiscal years ended 2005 and 2004, there were no net periodic pension costs for the other postretirement benefit plan. We expect to recognize as components of net periodic benefit (gains) in accumulated other comprehensive income of $979,000 and $(281,000) related to prior service costs and actuarial gains, respectively, in 2007.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Amounts recognized in the Consolidated Balance Sheets consist of the following:

	Pension Benefits		Other Postretirement Benefits	
	2006	2005	2006	2005
	(In thousands)		(In thousands)	
Other assets	$ —	$ 4,906	$ —	$ —
Pension liability	(50,528)	(9,071)	(1,352)	—
Accumulated other comprehensive loss	17,145	1,115	(664)	—
Net amount recognized	$(33,383)	$(3,050)	$(2,016)	$ —

Our weighted-average asset allocations by asset category are as follows (the other postretirement benefit plan is currently unfunded):

	2006	2005	Target Allocation
Equity securities	54%	75%	65%
Debt securities	27%	23%	35%
Other	20%	2%	0%
Total	100%	100%	100%

Our investment strategy is to invest the Pension Plan's assets in a diversified portfolio of domestic and international equity, fixed income and cash equivalents to provide long-term growth in plan assets. This strategy, the resulting allocation of Pension Plan assets and the selection of independent investment managers are reviewed periodically.

We expect to contribute approximately $7 million and $210,000 to the Pension Benefit Plans and Other Postretirement Benefit Plan, respectively, in 2007.

The assumed healthcare cost trend rate, used to calculate the Company's obligations and cost under its postretirement medical plan, is an annual rate of increase of approximately 10% of pre-age 65 covered healthcare benefits, eventually and gradually decreasing to 5% by 2016 and remaining at that level thereafter, based on the assumption that the rate of healthcare cost increases would level off and eventually approximate the overall growth in gross domestic product. A one percentage point change in the healthcare cost trend rate assumption in each future year would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(In thousands)	
Increase (decrease) in total service and interest cost	$3	$(3)
Increase (decrease) in postretirement benefit obligation	$6	$(4)

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

YEAR	Pension Benefits (In thousands)	Other Postretirement Benefits (In thousands)
2007	$ 8,703	$210
2008	10,281	140
2009	8,538	130
2010	8,937	130
2011	9,340	130
2012 – 2016	55,523	570

Weighted average assumptions used to determine benefit obligations:

	2006	2005
Discount or settlement rate	5.75%	5.50%
Rate of increase in compensation levels	5.00%	5.00%
Expected long-term rate of return on Plan assets	8.00%	8.00%

Weighted average assumptions used to determine net periodic pension costs:

	2006	2005	2004
Discount or settlement rate	6.12%	5.50%	6.00%
Rate of increase in compensation levels	5.00%	4.16%	3.25%
Expected long-term rate of return on Plan assets	8.00%	8.00%	8.00%

The assumptions in the above table were reviewed as of December 31, 2006, and found to be relevant based on current yields of high quality fixed income investments with maturities corresponding to the expected duration of the benefit obligations. We use a measurement date of December 31 for all of our employee benefit plans with the exception of the Simula Pension Plan, for which we used a measurement date of October 31.

The incremental effect of applying FAS 158 on individual line items in our Consolidated Balance Sheets:

	Before Application of FAS 158	Adjustments	After Application of FAS 158
		(In thousands)	
Other assets	$ 21,283	$(2,302)	$ 18,981
Other long term liabilities	60,379	(2,352)	58,027
Deferred income taxes	121,070	1,731	122,801
Accumulated other comprehensive income	(3,666)	2,923	(743)

20. RELATED PARTY TRANSACTIONS

We reimburse Kanders & Company, Inc. ("Kanders & Co."), a corporation controlled by Warren B. Kanders, the Chairman of our Board of Directors and our Chief Executive Officer, for out-of-pocket expenses in Mr. Kanders role as Chief Executive Officer. We reimbursed Kanders & Co. for out-of-pocket expenses in the aggregate amount of $242,000, $259,000 and $369,000 during the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

Effective as of January 1, 2003, we entered into a Transportation Services Agreement with Kanders Aviation, LLC, an entity controlled by Mr. Kanders. Pursuant to the terms of the Transportation Services Agreement and upon our request, Kanders Aviation may, in its sole

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

discretion, provide us with airport to airport air transportation services via certain aircraft. The Transportation Services Agreement will remain in effect indefinitely until terminated by written notice by either party thereto to the other party thereto. During the term of the Transportation Services Agreement, we will reimburse Kanders Aviation for services provided by Kanders Aviation to us and any additional expenses incurred by Kanders Aviation in connection with such air transportation services. We reimbursed Kanders Aviation $332,000 for such expenses during the fiscal year ended December 31, 2004. There were no services provided us under this agreement during 2006 and 2005 and as such there was no related expense during the fiscal years ended December 31, 2006 and 2005.

21. OPERATING LEASES

We are party to certain real estate, equipment and vehicle leases. Several leases include options for renewal and escalation clauses. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Approximate total future minimum annual lease payments under all non-cancelable leases are as follows:

YEAR	(In thousands)
2007	$ 9,340
2008	6,894
2009	5,230
2010	3,757
2011	2,733
Thereafter	11,911

We incurred rent expense of approximately $9 million, $8 million and $5 million during the years ended December 31, 2006, 2005 and 2004, respectively.

22. GUARANTOR AND NONGUARANTOR FINANCIAL STATEMENTS

On August 12, 2003, we sold $150 million of the 8.25% Notes in private placements pursuant to Rule 144A and Regulation S. The 8.25% Notes are uncollateralized obligations and rank junior in right of payment to our existing and future senior debt. On October 29, 2004, we completed the placement of $300 million aggregate principal amount of the 2% Convertible Notes. On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. The 8.25% Notes and 2% Convertible Notes are fully and unconditionally guaranteed, jointly and severally on a senior subordinated and uncollateralized basis, by most of our domestic subsidiaries. Each of the subsidiary guarantors is a direct or indirect 100% owned subsidiary of the parent.

The following consolidating financial information presents the Consolidating Balance Sheets as of December 31, 2006 and December 31, 2005, the related Consolidating Statements of Operations for each of the year ended December 31, 2006, 2005 and 2004, and the related Consolidating Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 for:

- Armor Holdings, Inc., the parent,
- the guarantor subsidiaries,
- the nonguarantor subsidiaries, and
- Armor Holdings, Inc. on a consolidated basis

The information includes elimination entries necessary to consolidate Armor Holdings, Inc., the parent, with the guarantor and nonguarantor subsidiaries.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor and nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Balance Sheets

	December 31, 2006				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 10,974	$ (1,991)	$ 31,330	—	$ 40,313
Accounts receivable, net	—	268,269	34,834	—	303,103
Unbilled costs and accrued profits	—	35,130	—	—	35,130
Intercompany receivables	607,923	609,449	38,402	(1,255,774)	—
Inventories	—	265,915	48,554	(343)	314,126
Deferred income taxes	464	53,307	2,045	—	55,816
Prepaid expenses and other current assets	1,668	18,952	3,447	(82)	23,985
Total current assets	621,029	1,249,031	158,612	(1,256,199)	772,473
Property and equipment, net	1,663	148,883	29,130	—	179,676
Goodwill, net	—	935,340	42,399	—	977,739
Patents, licenses and trademarks, net	—	328,584	40,658	—	369,242
Other assets	11,546	6,765	670	—	18,981
Investment in subsidiaries	2,132,872	249,886	61,379	(2,444,137)	—
Total assets	$2,767,110	$2,918,489	$332,848	$(3,700,336)	$2,318,111
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term debt	$ 3,750	$ 301	$ 286	—	$ 4,337
Short-term debt	341,924	—	1,703	—	343,627
Accounts payable	7,407	198,384	13,993	—	219,784
Accrued expenses and other current liabilities	26,444	217,703	41,434		285,581
Income taxes payable	2,283	8,104	3,431	—	13,818
Intercompany payables	1,099,716	13,494	142,564	(1,255,774)	—
Total current liabilities	1,481,524	437,986	203,411	(1,255,774)	867,147
Long-term debt, less current portion	417,382	1,815	253	—	419,450
Other long-term liabilities	10,238	47,424	365	—	58,027
Deferred income taxes	7,280	109,103	6,418	—	122,801
Total liabilities	1,916,424	596,328	210,447	(1,255,774)	1,467,425
Stockholders' equity:					
Preferred stock	—	1,450	—	(1,450)	—
Common stock	417	99,086	8,164	(107,250)	417
Additional paid – in capital	530,776	1,682,940	117,261	(1,800,201)	530,776
Retained earnings (accumulated deficit)	392,553	538,685	(3,024)	(535,661)	392,553
Accumulated other comprehensive loss	(743)	—	—	—	(743)
Treasury stock	(72,317)	—	—	—	(72,317)
Total stockholders' equity	850,686	2,322,161	122,401	(2,444,562)	850,686
Total liabilities and stockholders' equity	$2,767,110	$2,918,489	$332,848	$(3,700,336)	$2,318,111

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Balance Sheets

	December 31, 2005				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 423,961	$ 23,879	$ 24,001	$ —	$ 471,841
Accounts receivable, net	—	190,740	20,541	—	211,281
Unbilled costs and accrued profits	—	843	—	—	843
Intercompany receivables	101,956	109,177	39,170	(250,303)	—
Inventories	—	185,032	25,485	—	210,517
Prepaid expenses and other current assets	2,316	32,806	2,965	—	38,087
Total current assets	528,233	542,477	112,162	(250,303)	932,569
Property and equipment, net	2,052	57,326	20,551	—	79,929
Goodwill, net	—	271,708	1,988	—	273,696
Patents, licenses and trademarks, net	—	130,216	404	—	130,620
Other assets	15,221	2,089	28,738	—	46,048
Investment in subsidiaries	795,098	117,776	—	(912,874)	—
Total assets	$1,340,604	$1,121,592	$163,843	$(1,163,177)	$1,462,862
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term debt	$ —	$ 283	$ 147	$ —	$ 430
Short-term debt	341,752	—	2,522	—	344,274
Accounts payable	607	80,300	10,056	—	90,963
Accrued expenses and other current liabilities	16,660	65,346	18,918	—	100,924
Income taxes payable	(5,105)	12,257	1,615	—	8,767
Intercompany payables	115,076	22,682	112,545	(250,303)	—
Total current liabilities	468,990	180,868	145,803	(250,303)	545,358
Long-term debt, less current portion	149,528	2,115	267	—	151,910
Other long-term liabilities	7,333	3,142	—	—	10,475
Deferred income taxes	4,171	39,390	976	—	44,537
Total liabilities	630,022	225,515	147,046	(250,303)	752,280
Stockholders' equity:					
Preferred stock	—	1,450	—	(1,450)	—
Common stock	415	3,193	7,852	(11,045)	415
Additional paid – in capital	525,890	533,682	14,778	(548,460)	525,890
Retained earnings (accumulated deficit)	257,991	357,752	(5,833)	(351,919)	257,991
Accumulated other comprehensive loss	(1,397)	—	—	—	(1,397)
Treasury stock	(72,317)	—	—	—	(72,317)
Total stockholders' equity	710,582	896,077	16,797	(912,874)	710,582
Total liabilities and stockholders' equity	$1,340,604	$1,121,592	$163,843	$(1,163,177)	$1,462,862

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Operations

	Year ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In thousands)		
Revenues:					
Aerospace & Defense	$ —	$1,899,991	$ 51,239	$ (20,871)	$1,930,359
Products	—	297,390	26,824	—	324,214
Mobile Security	—	20,765	89,820	(4,274)	106,311
Total revenues	—	2,218,146	167,883	(25,145)	2,360,884
Costs and Expenses:					
Cost of revenues	—	1,787,515	134,966	(24,799)	1,897,682
Cost of vest exchange program/ warranty revision	—	3,600	—	—	3,600
Selling, general and administrative expenses	34,600	133,281	28,778	—	196,659
Amortization	—	20,641	1,843	—	22,484
Integration	532	1,767	209	—	2,508
Other charges	—	—	(1,530)	—	(1,530)
Operating (loss) income	(35,132)	271,342	3,617	(346)	239,481
Interest expense (income), net	31,207	(1,050)	(2)	—	30,155
Other income, net	(2,232)	(2,183)	(597)	—	(5,012)
Equity in earnings of subsidiaries	(178,970)	(4,426)	—	183,396	—
Related party interest expense (income), net	22	18	(40)	—	—
Income before (benefit) provision for income taxes	114,841	278,983	4,256	(183,742)	214,338
(Benefit) provision for income taxes	(19,721)	98,050	1,447	—	79,776
Net income	$ 134,562	$ 180,933	$ 2,809	$(183,742)	$ 134,562

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Operations

	Year ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In thousands)		
Revenues:					
Aerospace & Defense	$ —	$1,199,262	$ 24,515	$ (10,664)	$1,213,113
Products	—	253,862	30,501	—	284,363
Mobile Security	—	40,302	99,485	(333)	139,454
Total revenues	—	1,493,426	154,501	(10,997)	1,636,930
Costs and Expenses:					
Cost of revenues	—	1,137,457	122,136	(10,997)	1,248,596
Cost of vest exchange program/ warranty revision	—	19,900	—	—	19,900
Selling, general and administrative expenses	28,852	94,644	15,808	—	139,304
Amortization	—	8,621	6	—	8,627
Integration	625	3,044	—	—	3,669
Other charges	—	—	1,200	—	1,200
Operating (loss) income	(29,477)	229,760	15,351	—	215,634
Interest expense (income), net	6,254	(393)	420	—	6,281
Other income, net	(3,962)	(49)	(14)	—	(4,025)
Equity in earnings of subsidiaries	(157,015)	(4,833)	—	161,848	—
Related party interest expense (income), net	16	(19)	3	—	—
Income before (benefit) provision for income taxes	125,230	235,054	14,942	(161,848)	213,378
(Benefit) provision for income taxes	(7,280)	81,889	6,259	—	80,868
Net income	$ 132,510	$ 153,165	$ 8,683	$(161,848)	$ 132,510

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Operations

	Year ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In thousands)		
Revenues:					
Aerospace & Defense	$ —	$605,399	$ 20,948	$ —	$626,347
Products	—	204,121	24,695	—	228,816
Mobile Security	—	25,531	102,224	(3,235)	124,520
Total revenues	—	835,051	147,867	(3,235)	979,683
Costs and Expenses:					
Cost of revenues	—	599,505	117,922	(3,235)	714,192
Cost of vest exchange program/ warranty revision	—	5,000	—	—	5,000
Selling, general and administrative expenses	23,749	69,122	13,684	—	106,555
Amortization	—	4,243	12	—	4,255
Integration	529	2,029	—	—	2,558
Other charges	1,408	—	—	—	1,408
Related party management fees (income), net	—	(15)	15	—	—
Operating (loss) income	(25,686)	155,167	16,234	—	145,715
Interest expense, net	6,511	103	162	—	6,776
Other expense (income), net	1,917	421	(393)	—	1,945
Equity in earnings of subsidiaries	(108,631)	(2,691)	—	111,322	—
Related party interest expense (income), net	16	(18)	2	—	—
Income from continuing operations before (benefit) provision for income taxes	74,501	157,352	16,463	(111,322)	136,994
(Benefit) provision for income taxes	(6,038)	56,030	6,425	—	56,417
Income from continuing operations	80,539	101,322	10,038	(111,322)	80,577
Discontinued Operations:					
Loss from discontinued operations, net of income tax benefit	—	(38)	—	—	(38)
Net income	$ 80,539	$101,284	$ 10,038	$(111,322)	$ 80,539

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Cash Flows

	Year ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In thousands)		
Cash flows from continuing operating activities:					
Income from continuing operations:	$ 134,562	$ 180,933	$ 2,809	$(183,742)	$ 134,562
Adjustments to reconcile income from operations to cash provided by operating activities:					
Depreciation and amortization	7,110	34,362	5,570	—	47,042
Loss on disposal of fixed assets	(1,234)	1,368	173	—	307
Gain on sale of land	(2,206)	—	—	—	(2,206)
Deferred income taxes	4,378	8,087	(3,194)	—	9,271
Non-cash SERP expense	2,900	—	—	—	2,900
Windfall tax benefit of stock options	(3,005)	—	—	—	(3,005)
Fair value gain on put options	(710)	—	—	—	(710)
Equity in earnings of subsidiaries	(168,089)	(15,307)	—	183,396	—
Changes in operating assets and liabilities, net of acquisitions:					
Increase in accounts receivable	—	(15,438)	(2,524)	—	(17,962)
Decrease (increase) in intercompany receivables & payables	108,253	(124,143)	15,890	—	—
Increase in unbilled costs and accrued profits	—	(34,287)	—	—	(34,287)
(Increase) decrease in inventories	—	(10,664)	(6,307)	346	(16,625)
Increase in progress based payment	—	(46,601)	—	—	(46,601)
(Increase) decrease in prepaid expenses and other assets	(770)	484	803	—	517
Increase in accounts payable, accrued expenses and other current liabilities	18,900	43,768	4,216	—	66,884
Increase (decrease) in income taxes payable	8,949	(9,864)	(641)	—	(1,556)
Net cash provided by operating activities	109,038	12,698	16,795	—	138,531
Cash flows from investing activities:					
Purchase of property and equipment	(423)	(29,690)	(3,936)	—	(34,049)
Proceeds from the sale of land	3,440	—	—	—	3,440
Purchase of patents and trademarks	—	(82)	(14)	—	(96)
Purchase of equity investment	(57)	—	—	—	(57)
Purchase of short-term investment securities	538,310	—	—	—	538,310
Proceeds from sales of short-term investment securities	(538,310)	—	—	—	(538,310)
Financing lease receivable	—	428	—	—	428
Additional consideration for purchased businesses	(243)	—	—	—	(243)
Purchase of businesses, net of cash acquired	(794,739)	—	—	—	(794,739)
Net cash used in investing activities:	(792,022)	(29,344)	(3,950)	—	(825,316)
Cash flows from financing activities:					
Proceeds from exercise of stock options	2,156	—	—	—	2,156
Taxes paid for withheld shares on restricted stock issuances	(430)	—	—	—	(430)
Windfall tax benefit of stock options	3,005	—	—	—	3,005
Cash paid for financing costs	(7,232)	—	—	—	(7,232)
Increase in bank overdrafts	—	10,280	—	—	10,280
Borrowings of long-term debt	100,000	—	—	—	100,000
Repayments of long-term debt	—	(25,282)	(182)	—	(25,464)
Borrowings under lines of credit	844,775	—	3,226	—	848,001
Repayments under lines of credit	(672,277)	61	(4,173)	—	(676,389)
Net cash provided by (used in) financing activities	269,997	(14,941)	(1,129)	—	253,927
Effect of exchange rate on cash and cash equivalents	—	5,717	(4,387)	—	1,330
Net increase in cash and cash equivalents	(412,987)	(25,870)	7,329	—	(431,528)
Cash and cash equivalents, beginning of period	423,961	23,879	24,001	—	471,841
Cash and cash equivalents, end of period	$ 10,974	$ (1,991)	$31,330	$ —	$ 40,313

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Cash Flows

	Year ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In thousands)		
Cash flows from continuing operating activities:					
Income from continuing operations:	$ 132,510	$ 153,165	$ 8,683	$(161,848)	$ 132,510
Adjustments to reconcile income from operations to cash provided by operating activities:					
Depreciation and amortization	2,694	16,960	2,754	—	22,408
Loss on disposal of fixed assets	52	402	480	—	934
Deferred income taxes	4,265	(7,588)	(88)	—	(3,411)
Non-cash SERP expense	2,427	—	—	—	2,427
Fair value gain on put options	(5,905)	—	—	—	(5,905)
Equity in earnings of subsidiaries	(202,661)	40,813	—	161,848	—
Changes in operating assets and liabilities, net of acquisitions:					
Increase in accounts receivable	—	(32,385)	(3,005)	—	(35,390)
(Increase) decrease in unbilled costs and accrued profits	—	50	—	—	50
Decrease (increase) in intercompany receivables & payables	71,573	(107,672)	36,099	—	—
(Increase) decrease in inventories	—	(36,805)	5,670	—	(31,135)
Decrease in prepaid expenses and other assets	642	22,391	508	—	23,541
Increase (decrease) in accounts payable, accrued expenses and other current liabilities	7,904	17,306	(922)	—	24,288
Increase (decrease) in income taxes payable	6,141	744	(2,327)	—	4,558
Net cash provided by operating activities	19,642	67,381	47,852	—	134,875
Cash flows from investing activities:					
Purchase of property and equipment	(2,195)	(11,292)	(2,106)	—	(15,593)
Purchase of patents and trademarks	—	(814)	(239)	—	(1,053)
Purchase of equity investment	—	—	(31,082)	—	(31,082)
Purchase of short-term investment securities	(754,300)	—	—	—	(754,300)
Proceeds from sales of short-term investment securities	754,300	—	—	—	754,300
Financing lease receivable	—	(1,187)	—	—	(1,187)
Additional cash received from sale of business	—	300	—	—	300
Additional consideration for purchased businesses	(826)	(5,702)	—	—	(6,528)
Purchase of businesses, net of cash acquired	(1,261)	(45,544)	—	—	(46,805)
Net cash used in investing activities:	(4,282)	(64,239)	(33,427)	—	(101,948)
Cash flows from financing activities:					
Proceeds from exercise of stock options	18,902	—	—	—	18,902
Proceeds from the sale of put options	6,614	—	—	—	6,614
Taxes paid for withheld shares on restricted stock issuances	(5,642)	—	—	—	(5,642)
Repayments of long-term debt	—	(436)	(149)	—	(585)
Borrowings under lines of credit	6,973	—	6,676	—	13,649
Repayments under lines of credit	(6,973)	—	(6,662)	—	(13,635)
Net cash provided by (used in) financing activities	19,874	(436)	(135)	—	19,303
Effect of exchange rate on cash and cash equivalents	—	—	(1,598)	—	(1,598)
Net increase in cash and cash equivalents	35,234	2,706	12,692	—	50,632
Cash and cash equivalents, beginning of period	388,727	21,173	11,309	—	421,209
Cash and cash equivalents, end of period	$ 423,961	$ 23,879	$ 24,001	$ —	$ 471,841

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Cash Flows

	Year ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands) (Revised – See Note 17)				
Cash flows from operating activities:					
Income from continuing operations:	$ 80,539	$ 101,322	$ 10,038	$(111,322)	$ 80,577
Adjustments to reconcile income from continuing operations to cash provided by operating activities:					
Depreciation and amortization	1,744	10,042	3,265	—	15,051
Loss on disposal of fixed assets	—	446	418	—	864
Deferred income taxes	3,025	1,299	(318)	—	4,006
Equity in earnings of subsidiaries	(303,721)	192,399	—	111,322	—
Non-cash termination charge	1,408	—	—	—	1,408
Non-cash restricted stock charges	6,294	—	—	—	6,294
Changes in operating assets and liabilities, net of acquisitions:					
Decrease (increase) in accounts receivable	1,201	(83,438)	(7,366)	—	(89,603)
(Increase) decrease in unbilled costs and accrued profits	—	(893)	—	—	(893)
(Increase) decrease in intercompany receivables & payables	(10,834)	8,432	2,402	—	—
Increase in inventories	—	(58,293)	(14,813)	—	(73,106)
Increase in prepaid expenses and other assets	(1,397)	(20,321)	(357)	—	(22,075)
Increase in accounts payable, accrued expenses and other current liabilities	2,302	68,341	6,775	—	77,418
Increase (decrease) in income taxes payable	17,080	(3,350)	3,594	—	17,324
Net cash (used in) provided by operating activities from continuing operations	(202,359)	215,986	3,638	—	17,265
Net cash used in operating activities from discontinued operations	—	(407)	—	—	(407)
Net cash (used in) provided by operating activities	(202,359)	215,579	3,638	—	16,858
Cash flows from investing activities:					
Purchase of property and equipment	(3,615)	(10,125)	(5,679)	—	(19,419)
Purchase of patents and trademarks	—	(112)	—	—	(112)
Purchase of equity investment	—	(5,275)	—	—	(5,275)
Proceeds from sale of equity investment	—	5,823	—	—	5,823
Purchase of short-term investment securities	(286,430)	—	—	—	(286,430)
Proceeds from sales of short-term investment securities	286,430	—	—	—	286,430
Collection of note receivable	2,175	—	—	—	2,175
Decrease in restricted cash	2,600	—	—	—	2,600
Sale of business, net of cash disposed	—	125	—	—	125
Additional consideration for purchased businesses	—	(2,808)	—	—	(2,808)
Purchase of businesses, net of cash acquired	—	(158,442)	—	—	(158,442)
Net cash provided by (used in) investing activities from continuing operations	1,160	(170,814)	(5,679)	—	(175,333)
Net cash used in investing activities from discontinued operations	—	(263)	—	—	(263)
Net cash provided by (used in) investing activities:	1,160	(171,077)	(5,679)	—	(175,596)
Cash flows from financing activities:					
Proceeds from exercise of stock options	25,192	—	—	—	25,192
Proceeds from the issuance of common stock	142,500	—	—	—	142,500
Cash paid for common stock offering costs	(1,339)	—	—	—	(1,339)
Taxes paid for withheld shares on restricted stock issuances	(2,585)	—	—	—	(2,585)
Cash paid for financing costs	(6,156)	—	—	—	(6,156)
Borrowings of short-term debt	341,550	—	—	—	341,550
Repayments of long-term debt	—	(34,371)	(145)	—	(34,516)
Borrowings under lines of credit	22,700	5	1,883	—	24,588
Repayments under lines of credit	(22,700)	—	(349)	—	(23,049)
Net cash provided by (used in) financing activities from continuing operations	499,162	(34,366)	1,389	—	466,185
Net cash used in financing activities from discontinued operations	—	(125)	—	—	(125)
Net cash provided by (used in) financing activities	499,162	(34,491)	1,389	—	466,060
Effect of exchange rate on cash and cash equivalents	—	—	1,961	—	1,961
Net increase in cash and cash equivalents	297,963	10,011	1,309	—	309,283
Cash and cash equivalents, beginning of period	90,764	11,160	10,002	—	111,926
Cash and cash equivalents, end of period	$ 388,727	$ 21,171	$ 11,311	$ —	$ 421,209

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

23. VEST EXCHANGE PROGRAM/WARRANTY REVISION

As a result of our voluntary Zylon® Vest Exchange Program relating to our Zylon®-vests, we recorded a pre-tax charge of $4 million and $20 million in the years ended December 31, 2006 and 2005, respectively. The $4 million charge incurred in 2006 resulted from higher redemption rate estimates on our existing Zylon® vest replacement program. The $20 million charge incurred in 2005 includes originally estimated exchange program costs and inventory write-offs. This liability has been classified in accrued expenses and other current liabilities on the Consolidated Balance Sheet.

Zylon® Vest Exchange Program	2006	2005
	(In thousands)	
Program cost	$3,600	$17,391
Inventory write-offs	—	3,624
Total cost of ZVE	3,600	21,015
Reversal of accrual from 2004 Exchange Program	—	(1,115)
Net cost of ZVE	$3,600	$19,900

The above costs were estimated based on the expected cost to be incurred under the ZVE program for the physical replacement or compensation for qualifying vests surrendered under the program, including administrative costs. This may be in the form of cash or the expected cost of replacement products. Inventory write-offs represent the cost of existing on-hand, unusable Zylon® inventory. As the charge has been based upon various estimates, differences in actual return rates and program costs could result in material adjustments to the recorded charge.

24. CONCENTRATION OF REVENUES

Approximately 79.5%, 75.7% and 65.3% of our consolidated revenues were from our ten largest customers for the years ended December 31, 2006, 2005 and 2004, respectively. Our largest customer, the U.S. Federal Government, accounted for approximately 64.2%, 59.3% and 57.8% of our consolidated revenues for the years ended December 31, 2006, 2005 and 2004, respectively. Approximately 77.5%, 72.7% and 60.7% of our consolidated revenues came from direct or indirect U.S. military contracts for the years ended December 31, 2006, 2005 and 2004, respectively.

Our Aerospace & Defense Group's ten largest customers accounted for approximately 95.1%, 98.3% and 93.9% of segment revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The Aerospace & Defense Group's largest customer, the U.S. Federal Government, accounted for approximately 77.6%, 79.3% and 87.1% of the segments revenue for the years ended December 31, 2006, 2005 and 2004, respectively.

The Products Group's ten largest customers accounted for approximately 21.0%, 25.3% and 26.6% of segment revenues of the Products Division for the years ended December 31, 2006, 2005 and 2004, respectively. The Product Division's largest customer, the U.S. Federal Government, accounted for approximately 5.6%, 9.0% and 12.2% of the segments revenue for the years ended December 31, 2006, 2005 and 2004, respectively.

The Mobile Security Division's ten largest customers accounted for approximately 39.4%, 52.6% and 43.6% of segment revenues for the years ended December 31, 2006, 2005 and 2004, respectively. Mobile Security's largest customer accounted for approximately 8.0%, 12.5% and 11.6% of segment revenue for the years ended December 31, 2006, 2005 and 2004.

Military and governmental contracts generally are awarded on a periodic or sporadic basis. If the Aerospace & Defense Group were to lose the FMTV contract, which continues through September 2008, or additional orders for next-generation Humvees known as the M1151/52 Up-Armored HMMWVs, our financial performance would experience a material adverse effect.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

25. OFF BALANCE SHEET ARRANGEMENTS

On September 24, 2004, we entered into an off-balance sheet leasing arrangement for an aircraft for Company use. Upon expiration of this lease on September 24, 2009, a subsidiary of the Company has the option to renew the lease at fair market value subject to approval by the lessor, or, buy the aircraft for approximately $10 million, or return the aircraft to the lessor and, under a guarantee, pay any shortfall in sales proceeds from a third party in an amount not to exceed $8 million. Annual rental expense related to this agreement is approximately $1 million. Excluding this leasing arrangement, we do not have any off balance sheet arrangements.

26. PUT OPTION TRANSACTIONS

We account for put option transactions on Company stock in accordance with Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS 150"). SFAS 150 requires put options to be measured at fair value and recognized on the balance sheet as liabilities.

During fiscal 2005, we sold put options in various private transactions covering 3.5 million shares of Company stock for $7 million in premiums. During fiscal 2005, put options covering 2.5 million shares of Company stock expired unexercised leaving outstanding put options covering 1 million shares outstanding (2.8% of outstanding shares at December 31, 2005) at a weighted average strike price of $40.00 per share. In February 2006, the remaining outstanding put options covering 1 million shares expired unexercised. Accordingly, we recognized $710,000 in other income, net, in fiscal 2006. In fiscal 2005, we recognized fair value gains of $6 million recorded in other income, net, of which $5 million was recognized on the 2.5 million previously expired and unexercised put options. The fair values of the put options of Company stock are obtained from our counter-parties and represent the estimated amount we would have received or paid to terminate the put options, taking into account the consideration we received for the sale of the put options. We had no outstanding put options on Company stock remaining as of December 31, 2006.

27. INTEREST EXPENSE, NET

Interest expense, net is comprised of the following:

	2006	2005	2004
		(In thousands)	
Interest expense	$ 40,296	$ 20,541	$10,535
Interest income	(10,141)	(14,260)	(3,759)
Interest expense, net	$ 30,155	$ 6,281	$ 6,776

28. OTHER ASSETS

Other assets are comprised of the following:

	2006	2005
	(In thousands)	
Fair value of available-for-sale securities	$ 48	$28,597
Deferred costs related to issuance of debt	9,505	8,871
Net amount recognized for defined benefit plans	—	4,906
Fair value of interest rate swaps	283	1,427
Other	9,145	2,247
Total other assets	$18,981	$46,048


ARMOR HOLDINGS

06 FINANCIALS



CORPORATE DIRECTORY

BOARD OF DIRECTORS

WARREN B. KANDERS
Chairman of the Board, Chief Executive Officer, Armor Holdings, Inc.
Director since January 1996

ROBERT R. SCHILLER
President and Chief Operating Officer, Armor Holdings, Inc.
Director since June 2005

BURTT R. EHRLICH
Financial Consultant; Greenwich, Connecticut
Director since January 1996 [1,2,3]

DAVID R. HAAS
Financial Consultant, Private Investor; Pound Ridge, New York
Director since April 2004 [1*]

NICHOLAS SOKOLOW
Senior Partner, Sokolow, Carreras & Associés; Paris, France
Director since January 1996 [2*,3*]

DEBORAH A. ZOULLAS
Advisory Director, Morgan Stanley;
Managing Partner, LA Loop, LLC; New York, New York
Director since June 2002 [1,3]

1 Audit Committee
2 Compensation Committee
3 Nominating/Corporate Governance Committee
* Denotes Committee Chair

EXECUTIVE MANAGEMENT

WARREN B. KANDERS
Chairman and Chief Executive Officer, Armor Holdings, Inc.

ROBERT R. SCHILLER
President and Chief Operating Officer, Armor Holdings, Inc.

GLENN J. HEIAR, CPA, CMA
Chief Financial Officer and Treasurer, Armor Holdings, Inc.

ROBERT F. MECREDY
President, Armor Holdings Aerospace & Defense Group

SCOTT O'BRIEN
President, Armor Holdings Products Group

GARY W. ALLEN
President, Armor Holdings Mobile Security Division

JOHN GATTI
Chief Technology Officer, Armor Holdings, Inc.

ROCCO D. LARIZZA
Chief Information Officer, Armor Holdings, Inc.

KENNETH G. FREDERICKS
Senior Vice President, Human Resources, Armor Holdings, Inc.

IAN T. GRAHAM
Senior Vice President, General Counsel and Secretary, Armor Holdings, Inc.

H. DOUGLAS GOFORTH, CPA
Vice President, Finance, Corporate Controller, Armor Holdings, Inc.



ARMOR HOLDINGS

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
Armor Holdings, Inc.
13386 International Parkway, Jacksonville, Florida 32218
904-741-5400 Telephone 904-741-6597 Facsimile
http://www.armorholdings.com

INVESTOR RELATIONS INFORMATION
Stockholders may obtain stock quotes at http://www.armorholdings.com. Additional stockholder information including histories charts, news releases and more are available at our Web site http://www.armorholdings.com/invrel/main.htm.

STOCK LISTING
Armor Holdings, Inc. Common Stock is listed on the New York Stock Exchange. Symbol, AH.


AH
NYSE

ANNUAL MEETING
The Armor Holdings Annual Meeting of Stockholders will be held on June 19, 2007 at 10:00 a.m. at One Landmark Square, 22nd Floor; Stamford, Connecticut. Detailed information about the meeting will be contained in the Notice of Annual Meeting and Proxy Statement to be sent to each stockholder of record as of April 25, 2007.

FORM 10-K
Stockholders may obtain, without charge, a copy of the Armor Holdings 2006 Annual Report on Form 10-K. Written requests should be addressed to the Secretary at the Corporate Headquarters address.

STOCKHOLDER CORRESPONDENCE:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Domestic Callers: 800-937-5449
International Callers: 718-921-8200

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers, LLP; Jacksonville, Florida

LEGAL COUNSEL
Kane Kessler, P.C.; New York, New York


ARMOR HOLDINGS

13386 INTERNATIONAL PARKWAY JACKSONVILLE, FLORIDA 32218

TEL: 904-741-5400 FAX: 904-741-6597

armorholdings.com


AH
Listed
NYSE


END